Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262472

PROSPECTUS SUPPLEMENT NO. 4

(To the Prospectus dated March 10, 2022)

Primary Offering of

15,800,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Secondary Offering of

16,025,284 Shares of Class A Common Stock

7,175,000 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement supplements the prospectus, dated March 10, 2022 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262472). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 10, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i) up to 16,025,284 shares of our Class A common stock, par value $0.0001 per share (”Class A Common Stock”), (including (a) 7,175,000 shares that may be issued upon the exercise of the Private Warrants (as defined below) and (b) 8,850,384 PIPE Shares (as defined in the Prospectus) and (ii) up to 7,175,000 warrants to purchase shares of Class A Common Stock (the “Private Warrants”) originally issued in a private placement that closed concurrently with the initial public offering of Thayer Ventures Acquisition Corporation, our legal predecessor and a special purpose acquisition company (“Thayer”). In addition, the Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 7,175,000 shares of Class A Common Stock that are issuable upon the exercise of the Private Warrants and (ii) 8,625,000 shares of Class A Common Stock that are issuable upon the exercise warrants to purchase shares of Class A Common Stock sold as part of Thayer’s initial public offering (the “Public Warrants” and together with the Private Warrants, the “Warrants”).

Our Class A Common Stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ISPO” and the Warrants are listed on Nasdaq under the symbol “ISPOW.” On March 9, 2022, the last reported sales price of our Class A Common stock was $14.11 per share and the last reported sales price of our Warrants was $1.43.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 10, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 8, 2022

Inspirato Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-39791	85-2426959
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1544 Wazee Street Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

(303) 586-7771

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ISPO	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	ISPOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 8-K/A (this “Amendment No. 1”) amends Item 9.01 of the Current Report on Form 8-K filed by Inspirato Incorporated (the “Company”) on February 14, 2022 (the “Original Report”), in which the Company reported, among other events, the completion of the Business Combination. This Amendment No. 1 amends (i) Item 9.01(a) in the Original Report to include the audited consolidated financial statements of Inspirato LLC as of and for the years ended December 31, 2021 and 2020 and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inspirato LLC for the year ended December 31, 2021 and (ii) Item 9.01(b) in the Original Report to include the unaudited pro forma condensed combined financial information of the Company as of and for the year ended December 31, 2021. This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Original Report.

Capitalized terms used but not defined herein have the meanings given in the Original Report.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

The audited consolidated financial statements of Inspirato LLC as of and for the years ended December 31, 2021 and 2020 and related notes are filed herewith as Exhibit 99.1 and incorporated herein by reference.

Also included herewith as Exhibit 99.2 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inspirato LLC for the year ended December 31, 2021.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined financial information of the Company as of and for the year ended December 31, 2021 is set forth in Exhibit 99.3 hereto and is incorporated herein by reference.

(d) Exhibits.

Exhibit No.	Description

99.1	Audited Consolidated Financial Statements of Inspirato LLC as of and for the years ended December 31, 2021 and 2020.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for Inspirato LLC for the year ended December 31, 2021.

99.3	Unaudited Pro Forma Condensed Combined Financial Information As of and for the year ended December 31, 2021.

104	Cover Page Interactive Data File, formatted in Inline XBRL (included within the Exhibit 101 attachments).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSPIRATO INCORPORATED

Dated: March 10, 2022	By:	/s/ R. Webster Neighbor
	Name:	R. Webster Neighbor
	Title:	Chief Financial Officer

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Members and Board of Managers

Inspirato LLC

Denver, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Inspirato LLC (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, members’ deficit, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

Denver, Colorado

March 10, 2022

INSPIRATO LLC

CONSOLIDATED BALANCE SHEETS

(in thousands except unit amounts)

	December 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	$62,772	$80,233
Restricted cash	4,229	2,720
Accounts receivable, net	2,978	2,389
Accounts receivable, net – related parties	504	386
Prepaid subscriber travel	11,804	17,183
Prepaid expenses	6,111	11,101
Other current assets	908	762

Total current assets	89,306	114,774
Property & equipment, net	8,954	8,695
Goodwill	21,233	21,233
Other long term assets	1,113	1,068

Total assets	$120,606	$145,770

Liabilities
Current liabilities
Accounts payable	$16,055	$33,140
Accrued liabilities	3,078	6,035
Deferred revenue	126,029	176,813
Debt	14,000	13,267
Deferred rent	1,423	457

Total current liabilities	160,585	229,712
Deferred revenue	22,933	14,450
Debt	9,550	—
Deferred rent	6,872	7,468
Warrants	91	547

Total liabilities	200,031	252,177

Commitments and contingencies (Note 9)
Temporary equity
Series A-1; 222,239 authorized; 222,239 and 217,204 issued and outstanding, respectively	13,108	12,809
Series A-2; 130,262 authorized, issued, and outstanding	5,489	5,489
Series B; 193,094 authorized, issued, and outstanding	19,860	19,860
Series B-1; 127,609 authorized; 123,621 issued and outstanding	15,282	15,282
Series D; 157,849 authorized, issued, and outstanding	20,125	20,125
Series E; 132,317 authorized; 97,667 and 96,127 issued and outstanding, respectively	9,916	9,719

Total temporary equity	83,780	83,284
Members’ deficit
Series C; 491,467 authorized, issued, and outstanding	21,477	21,477
Common units 4,470,000 authorized; 1,166,154 and 1,148,836 issued and outstanding, respectively	—	—
Accumulated deficit	(184,682)	(211,168)

Total members’ deficit	(163,205)	(189,691)

Total liabilities, temporary equity, and members’ deficit	$120,606	$145,770

INSPIRATO LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands except per unit amounts)

	December 31,
	2019	2020	2021
Revenue	$217,079	$165,590	$234,747
Cost of revenue (including depreciation of $1,637, $1,734 and $1,656 in 2019, 2020 and 2021 respectively)	138,768	100,599	152,747

Gross margin	78,311	64,991	82,000
General and administrative (including equity-based compensation of $1,434, $2,790 and $3,258 in 2019, 2020 and 2021 respectively)	27,522	25,940	50,477
Sales and marketing	25,527	14,764	27,821
Operations	24,396	18,814	26,814
Technology and development	2,579	2,787	4,914
Depreciation and amortization	3,471	2,898	2,619
Interest, net	999	542	635
Warrant fair value losses (gains)	66	(214)	456
Gain on forgiveness of debt	—	—	(9,518)

Net loss and comprehensive loss	$(6,249)	$(540)	$(22,218)

Basic and diluted weighted average common units outstanding	1,166,154	1,166,154	1,166,063
Basic and diluted loss per common unit	$(5.36)	$(0.46)	$(19.05)

INSPIRATO LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIT

(in thousands except unit amounts)

	Common Units		Series C
					Accumulated
	Units	Value	Units	Value	Deficit	Total
Balance—January 1, 2019	1,166,154	$—	491,467	$21,477	$(186,764)	$(165,287)
Cumulative effect of change in accounting principle					4,647	4,647
Consolidated net loss					(6,249)	(6,249)
Equity-based compensation					1,434	1,434

Balance—December 31, 2019	1,166,154	—	491,467	21,477	(186,932)	(165,455)
Consolidated net loss					(540)	(540)
Equity-based compensation					2,790	2,790

Balance—December 31, 2020	1,166,154	—	491,467	21,477	(184,682)	(163,205)
Consolidated net loss					(22,218)	(22,218)
Redeemed units	(18,046)	—			(7,258)	(7,258)
Equity-based compensation					3,258	3,258
Issuance of common units upon exercise of unit option awards, net of shares withheld for income taxes	728	—			(148)	(148)
Distributions					(120)	(120)

Balance—December 31, 2021	1,148,836	$—	491,467	$21,477	$(211,168)	$(189,691)

INSPIRATO LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Consolidated net loss	$(6,249)	$(540)	$(22,218)
Adjustments to reconcile consolidated net loss to net cash
Accounts receivable, net – related parties
Depreciation and amortization	5,108	4,632	4,275
Warrant fair value (gains) losses	66	(214)	456
Equity-based compensation	1,434	2,790	3,258
Gain on forgiveness of debt	—	—	(9,518)
Changes in current assets and liabilities:
Accounts receivable	6,233	7,782	589
Accounts receivable - related parties	(31)	216	118
Prepaid subscriber travel	(3,522)	2,355	(5,379)
Prepaid expenses	(797)	348	(4,990)
Other assets	(16)	7	191
Accounts payable	(62)	(5,907)	17,085
Accrued liabilities	(10)	(963)	2,957
Deferred revenue	527	765	42,301
Deferred rent	1,267	308	(370)

Net cash provided by operating activities	3,948	11,579	28,755
Cash flows from investing activities:
Development of internal-use software	(1,125)	(2,274)	(1,052)
Purchase of property and equipment	(3,300)	(1,618)	(2,964)

Net cash used in investing activities	(4,425)	(3,892)	(4,016)
Cash flows from financing activities:
Repayments of debt	(924)	(21,000)	(765)
Proceeds from debt	7,000	37,550	—
Common unit redemptions	—	—	(7,258)
Preferred unit redemptions	—	—	(496)
Employee tax withholding for unit option exercises	—	—	(148)
Distributions	—	—	(120)

Net cash provided by (used in) financing activities	6,076	16,550	(8,787)

Net increase in cash, cash equivalents, and restricted cash	5,599	24,237	15,952

Cash, cash equivalents, and restricted cash—beginning of year	37,165	42,764	67,001

Cash, cash equivalents, and restricted cash—end of year	$42,764	$67,001	$82,953

Supplemental cash flow information—cash paid for interest	$1,160	$584	$609
Significant noncash transaction:
Modified retrospective adjustment for accounting principle adoption	$4,647	$—	$—
Gain on forgiveness of debt	$—	$—	$9,518

INSPIRATO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Business

Inspirato LLC was organized on May 12, 2010 as a Delaware limited liability company. Inspirato LLC and its subsidiaries (collectively referred to as the “Company”) is a subscription-based luxury travel company that provides unique solutions for (i) affluent travelers seeking superior service and certainty across a wide variety of accommodations and experiences and (ii) hospitality suppliers who want to solve pain points that include monetizing excess inventory and efficiently outsourcing the hassle involved in managing rental properties.

As of December 31, 2021, the Company had 38 subsidiaries and one branch, of which 29 are wholly owned domestic limited liability companies. The remaining 9 and the branch are as follows: (i) a wholly owned Mexican S.R.L; (ii) a wholly owned Turks and Caicos limited company; through direct domestic subsidiaries, (iii) a wholly owned Cayman exempted company; (iv) a wholly owned Costa Rican limited liability company; (v) a wholly owned Italian S.R.L.; (vi) a wholly owned Canadian unlimited liability company; (vii) a wholly owned Dominican Republic branch of a wholly owned domestic liability company; (viii) a wholly owned U.S. Virgin Islands’ limited liability company; (ix) a wholly owned Puerto Rican limited liability company; and (x) a wholly owned Grenadian limited liability company. These entities typically lease local properties.

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus to be a pandemic. First identified in late 2019 and now known as COVID-19, the outbreak impacted thousands of individuals worldwide. In response, many countries, states, and localities implemented measures to combat the outbreak that impacted global business operations. The COVID-19 pandemic had a materially adverse impact on Inspirato’s results of operations and financial condition for the year ended and as of December 31, 2020. Revenues declined as a result of reduced travel and management undertook cost reduction methods in response. No impairments were recorded during the periods presented. In 2021 as restrictions were lifted across travel destinations, revenues recovered to pre-pandemic levels. However, due to the significant uncertainty surrounding the pandemic, including the potential adverse impact of the spread of COVID-19 variants, management’s judgment regarding this could change in the future. Management cannot estimate the length or impacts of the COVID-19 outbreak on the Company’s future operations, financial position and cash flows, particularly if there are significant impacts that continue in the future.

On February 11, 2022 Inspirato consummated a definitive business combination agreement with Thayer Ventures Acquisition Corporation (“Thayer”) and the Company became a subsidiary of Thayer and Thayer changed its name to Inspirato Incorporated.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Inspirato LLC and its subsidiaries and have been prepared in accordance with GAAP. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Changes in facts and circumstances or discovery of new information may result in revised estimates, and actual results could differ from those estimates.

The consolidated financial statements include amounts that are based on management’s best estimates and judgments. The most significant estimates relate to valuation and estimated economic lives of capitalized software and long-lived assets, contingencies, allowance accounts, expected length of certain subscription types, and the fair value of warrants and options.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in highly liquid investments purchased with an original maturity of three months or less. Cash balances held in banks exceed the federal depository insurance limit. The Company’s cash is only insured up to the federal depository insurance limit. A significant portion of the Company’s cash balances are held at a single banking institution and the Company has not experienced any losses as a result of this concentration.

Amounts in transit from credit card processors are also considered cash equivalents because they are both short term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

(e) Restricted Cash

The Company classifies deposits as required to be maintained by its credit card and ACH processors as restricted cash.

(f) Accounts Receivable

Accounts receivables from customers are recorded at the original invoiced amounts, net of an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on historical experience, aging of receivables, economic trends and other factors that may affect the Company’s ability to collect from customers, and was not significant at December 31, 2020 and 2021.

(g) Property and Equipment

Property and equipment are recorded at cost. The straight-line method is used for computing depreciation and amortization. Assets are depreciated over their estimated useful lives ranging from three to five years. Direct costs incurred in the development of internal-use software are capitalized once the preliminary project stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose is probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

The carrying amounts of our long-lived assets, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than we had originally estimated. The recoverability of these assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over their remaining lives. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the remaining carrying value is amortized over the new shorter useful life. There was no impairment of any long-lived assets in the three years ended December 31, 2021.

(h) Equity-Based Compensation

The Company accounts for equity-based compensation in accordance with GAAP for all transactions in which an entity exchanges its equity instruments for goods or services, which generally require the Company to measure the cost of employee services received in exchange for an award of equity instruments in earnings based on the fair value and vesting provisions of the award on the date of grant. Historical data by participant groupings is used to estimate option forfeitures and record unit-based compensation expense only for those awards that are expected to vest. Compensation cost is recognized on a straight-line basis over the requisite service period.

(i) Goodwill

Goodwill arose from the acquisition of certain assets of Portico Club, LLC (“Portico”) on December 16, 2013.

Goodwill was recorded based on management’s best estimates of the fair values of assets acquired and liabilities assumed at the date of acquisition. Goodwill is not amortized, but rather is assessed annually for impairment in the fourth quarter and when events and circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value. The Company has determined that the Company has one reporting unit. The test for impairment requires that the Company first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, the Company then performs a quantitative impairment test. Otherwise, the quantitative impairment test is not required. The Company performs our annual impairment review of goodwill at December 1 and when a triggering event occurs between annual impairment tests. Under the quantitative impairment test, the Company would compare the estimated fair value of each reporting unit to its carrying value. The Company determined based on the qualitative assessments that it is not more likely than not that the fair value of the Company’s reporting unit is less than its carrying value, therefore no quantitative impairment tests were performed at December 31, 2021 and 2020 and no goodwill impairment charges were recognized in the years ended December 31, 2021, 2020 and 2019.

(j) Revenue

Effective January 1, 2019, the Company adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, using the modified retrospective method. The adoption had a material impact to the financial statements, and the Company’s revenue recognition practices were adjusted as a result of applying ASC 606. The Company recognized an adjustment of $4.6 million to deferred revenue and accumulated deficit as of January 1, 2019 due to the implementation. The adjustment is the result of accelerated revenue recognition for certain performance obligations associated with subscription sales, which is partially offset by promotions that result in deferred revenue until a subscriber utilizes the promotion (for example, travel included with the purchase of a subscription). Revenue from contracts with customers would have been approximately $4.0 million higher for the year ended December 31, 2019 if the Company had not been required to adopt ASC 606.

The Company’s revenue is reported net of discounts and incentives as a reduction of the transaction price. Some of the Company’s contracts with customers contain multiple performance obligations. For customer contracts that include multiple performance obligations, the Company accounts for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation based on its standalone selling price. The Company generally determines the standalone selling price based on the prices charged to customers.

Subscription Revenue

The Company’s contracts with customers grants access to book the Company’s residences and other privileges that vary based on the type of subscription. The Company offers Inspirato Club and Inspirato Pass subscriptions. Inspirato Club subscriptions grant access to its portfolio. In addition to Inspirato Club subscription benefits, Inspirato Pass subscriptions include the ability to book certain stays without paying additional nightly rates, taxes or fees. Subscriptions generally include an enrollment fee and monthly or annual fees, for which customers can prepay up to several years at once. The Company has an unconditional right to these fees in its contracts with customers for a subscription as the Company provides the right to book to its customers. Thus, the Company recognizes revenue from monthly or annual fees over their related time period. Certain legacy Inspirato Club subscriptions included substantive upfront enrollment fees. These enrollment fees may have entitled the subscriber to reduced dues, travel or other perks. The value of those services, estimated based on their stand-alone selling price, were deferred and recognized when those services are provided. The remaining revenue is recognized on a straight-line basis over the expected average life of these subscription types. The average estimated life of these subscriptions is estimated to be five years. The option to renew is considered a material right of the customer and is treated herein as an additional performance obligation.

The calculation of the expected average life of legacy Inspirato Club subscriptions with substantive upfront enrollment fees is a critical estimate in the recognition of revenue associated with enrollment fees. The calculation includes certain management judgments and projections regarding the estimated period that customers are expected to remain subscribers and continue to benefit from these subscriptions along with annual renewal rates for these subscriptions. Management relies on multiple metrics to determine the average customer life. These include historical average renewal and attrition rates, expected future renewal rates, and other qualitative measures obtained through market research. The Company reviews its estimates and assumptions with regard to the average customer life based on the Company’s projections and historical experience on an annual basis. For the years ended December 31, 2019, 2020 and 2021, the expected average life of legacy Inspirato Club subscriptions with substantive upfront enrollment fees was five years.

Contracts are cancellable at the end of the monthly or annual contract term. The Company has determined that enrollment fees for subscriptions do not provide a material right to a customer and thus, these enrollment fees are recognized upon receipt.

In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, such as invoicing at the beginning of a subscription term with revenue recognized ratably over the contract period, and not to receive financing from our customers. Any potential financing fees are considered insignificant in the context of our contracts.

Travel Revenue

Travel related fees for trips are recognized when performance obligations are met over the period of the stay.

The Company offers certain discounts for paying in advance or as promotions. These promotions are recognized when performance obligations are met or upon their expiration.

Deferred Revenue

The Company records any unrecognized portion of enrollment fees and travel to be delivered as deferred revenue until applicable performance obligations are met.

(k) Operating Leases

The Company accounts for operating leases under ASC 840, Leases, and has entered into operating lease agreements for its vacation homes, hotels and corporate offices. Some of these operating leases contain provisions for future rent increases or periods in which rent payments are reduced. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation, except as described below. Tenant improvement allowances are recorded as deferred rent and are amortized over the life of the lease. As a result of the COVID-19 pandemic, the Company invoked force majeure clauses during 2020 in the majority of their operating leases allowing the Company to forego rent payments during the pandemic. The Company has accounted for this relief as a rent concession and recognized a reduction in rent expense associated with these leases during the force majeure period specific to each lease. As of January 1, 2022 the Company will adopt Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). See Recently Issued Accounting Pronouncements for additional detail.

(l) Advertising Costs

The Company incurs advertising expense including television and radio advertising and online advertising expense to promote our brand. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. Advertising expenses are included within sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss and totaled $2.6 million, $2.1 million, and $8.5 million for the years ended December 31, 2019, 2020, and 2021, respectively.

(m) Earnings (Loss) Per Common Unit

Basic earnings (loss) per common unit (“EPS”) is computed by dividing net earnings or loss attributable to common unitholders, as applicable, by the weighted average number of common units outstanding during the period. Diluted EPS is computed after adjusting the basic EPS computation for the effect of potentially dilutive securities outstanding during the period. The effect of non-vested units, if dilutive, is computed using the treasury stock method.

(n) Segment Information

The Company provides hospitality services in the U.S. and in foreign countries with customers in North America and assets around the world. The Company is managed by a U.S. based management team and measures and evaluates financial and operational performance as a single enterprise. Services are sold from the U.S. and not differentiated based upon purchase location. Information is reported to the chief operating decision maker and the executive team on an aggregated world-wide basis, and strategic and financial decisions are determined centrally. Management has concluded that the Company operates as single segment.

(o) Fair Value Measures

ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance also relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis (e.g., impairments of long-lived assets). The fair value is the price that the Company estimates would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to prioritize inputs to valuation techniques used to estimate fair value. An asset or liability subject to the fair value requirements is categorized within the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The highest priority (Level 1) is given to unadjusted quoted market prices in active markets for identical assets or liabilities, and the lowest priority (Level 3) is given to unobservable inputs. Level 2 inputs are data, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

The carrying values on the consolidated balance sheet of the Company’s cash and cash equivalents, restricted cash, accounts receivable, prepaids, other current assets, accounts payable, accrued liabilities, deferred rent, deferred revenue, other liabilities, and debt approximate fair values due to their short-term maturities. The Company uses certain fair valuation techniques in performing its annual goodwill impairment test described below and in determining the value of warrants. These techniques generally use Level 3 inputs.

(p) Recently Issued Accounting Pronouncements

The FASB issued ASU No. 2016-02, Leases (Topic 842), which will supersede the current lease requirements in Accounting Standards Codification 840. ASU 842 requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective January 1, 2022 and we will adopt the standard using the modified retrospective transition method as of January 1, 2022, and we will not apply the standard to the comparative periods presented in the year of adoption.

The new standard provides a number of optional practical expedients in transition. We expect to elect the ‘package of practical expedients’ which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification, and initial direct costs. We do not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. We also currently expect to elect the practical expedient to not separate lease and non-lease components for all of our leases.

The new lease standard will have a significant effect on the Company’s consolidated financial statements and disclosures as a result of the Company’s operating leases, as disclosed in Note 9, that will be reported on the consolidated balance sheet at adoption. Upon adoption, the Company will recognize a lease liability and corresponding right-of-use asset based on the present value of the minimum lease payments of approximately $203 million at January 1, 2022. Our estimate represents the net present value of lease payments from operating leases that commenced on or before December 31, 2021. We do not anticipate any change to our Income Statement or Statement of Cash Flows. We do not expect a significant change in our leasing activities between now and adoption and we do not expect this standard to have an effect on our current set of debt covenants.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU includes changes to the accounting and measurement of financial assets, including the Company’s accounts receivable and held-to-maturity debt securities, by requiring the Company to recognize an allowance for all expected losses over the life of the financial asset at origination. This is different from the current practice where an allowance is not recognized until the losses are considered probable. The ASU also changes the way credit losses are recognized for available-for-sale debt securities. Credit losses are recognized through the recording of an allowance rather than as a write-down of the carrying value. The guidance is effective for the Company beginning January 1, 2023. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the earliest period presented. A prospective transition approach is required for debt securities for which another-than-temporary impairment had been recognized before the effective date. Early adoption for all institutions is permitted for fiscal years beginning after December 15, 2018. We do not anticipate this standard to have a material impact on the Company’s financial statements.

(q) Distinguishment of Liabilities from Equity

The Company has applied ASC 480, Distinguishing Liabilities from Equity, to classify as liability or equity certain redeemable and/or convertible instruments, including the Company’s preferred units. The Company determines the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

If the Company determines that a financial instrument should not be classified as a liability, it then determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet as temporary equity. The Company determines financial instruments as temporary equity if the redemption of the preferred units or other financial instrument is outside the control of the Company. Otherwise, the Company accounts for the financial instrument as permanent equity.

Initial Measurement

The Company records temporary equity or permanent equity upon issuance at the fair value, or cash received.

Temporary Equity

At each balance sheet date, the Company evaluates the classification of its redeemable instruments. If an instrument is: (i) redeemable, or (ii) redemption is probable, or (iii) will become redeemable, or (iv) its redemption is outside the control of the Company, the Company records the instruments at its redemption value. If the instrument is not redeemable and it is probable that it will become redeemable, it is recorded at its fair value. The resulting increases or decreases in the carrying value of redeemable instruments are recognized as adjustments to additional paid in capital.

(r) Warrant Liabilities

The Company evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the derivative warrant liabilities have been allocated based on their relative fair value of total proceeds and are recognized in the statement of operations as incurred.

Warrants were issued in connection with the issuance of the Series B-1 and Series E preferred shares. These warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrants as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the initial measurement was estimated using a Black-Scholes options pricing model. These warrants were exercised in conjunction with the closing of the business combination. See Note 16 for additional information.

(3) Revenue

Revenues are as follows:

	Years Ended December 31,
	2019	2020	2021
		(in thousands)
Travel	$144,073	$73,660	$134,373
Subscription	72,676	91,548	100,024
Other	330	382	350

Total	$217,079	$165,590	$234,747

The Company has recognized assets and liabilities related to contracts with customers as follows:

	December 31,
	2020	2021

	(in thousands)
Assets:
Accounts Receivable, net	$2,978	$2,389
Liabilities:
Deferred revenue, current and long term	$148,962	$191,263

As of December 31, 2021, deferred revenue is expected to be recognized as follows:

Years Ending December 31,	Amount
(in thousands)
2022	$176,813
2023	8,671
2024	3,636
2025	490
2026	853
Thereafter	800

Total	$191,263

As of December 31, 2020, the balance of deferred revenue was $149.0 million. Significant movements in the deferred revenue balance during the period consisted of increases due to payments received prior to transfer of control of the underlying performance obligations to the customer, which were offset by decreases due to revenue recognized in the period. There were additional changes in the deferred revenue balance related to vacation cancellations and rescheduling that took place during the year as a result of the effects of COVID-19. During the year ended December 31, 2021, approximately $90.1 million of revenue was recognized that was included in the balance of deferred revenue as of December 31, 2020.

(4) Prepaid Expenses and Prepaid Subscriber Travel

Prepaid expenses

Prepaid expenses are as follows:

	December 31,
	2020	2021

	(in thousands)
Property operations	$2,797	$5,136
Software	2,185	2,979
Rent	633	1,094
Operating supplies	243	1,372
Insurance	253	520

Total	$6,111	$11,101

Prepaid Subscriber Travel

Prepaid subscriber travel of $11.8 million and $17.2 million at December 31, 2020 and 2021 respectively include deposits for future member travel.

(5) Property and Equipment

Property and equipment are as follows:

	Useful life (years)	December 31,
		2020	2021

		(in thousands)
Furniture, fixtures, and equipment	5	$1,187	$1,354
Corporate office leasehold improvements	3	5,151	5,156
Internal-use software	3	6,930	7,947
Computer equipment	3	765	1,265
Residence vehicles	5	235	315
Residence leasehold improvements	3	6,075	8,322

Total Cost		20,343	24,359
Accumulated depreciation and amortization		11,389	15,664

Net property and equipment		$8,954	$8,695

(6) Income Taxes

The Company is a partnership for U.S. federal, state, and local income tax purposes and makes no provision for such taxes, as its taxable income and losses are taken into account by the members of the limited liability company. The Company is qualified and intends to continue to qualify as a partnership for tax purposes.

The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. As required by this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards. The Company had no uncertain income tax positions at December 31, 2020 or 2021.The Company believes that there are no jurisdictions in which the outcome of these unresolved issues would result in a material adverse impact on the results of its operations, financial position, or cash flows.

The Company files income tax returns in the U.S., Italy, Mexico, and various other jurisdictions. Interest and penalties associated with tax positions are recorded in the period assessed. However, no interest or penalties have been assessed as of December 31, 2020 and 2021.

(7) Debt

Loan Facility

In January 2019, the Company converted a $7.5 million term loan into a $10.0 million revolving line of credit. In October 2020, the Company terminated the revolving line of credit and obtained a new line of credit that matures October 2023. This revolving line of credit has a limit of $14.0 million. Interest rates associated with these loans adjust based on the prime rate and outstanding balance. The interest rate was 4.25% for both of the two years ended December 31, 2021. Interest expense related to the revolving lines of credit for the years ended December 31, 2019, 2020 and 2021 totaled $1.2 million, $0.6 million and $0.6 million, respectively.

To obtain these loans, the Company was required to pledge collateral in the form of the Company’s deposit accounts, intangible assets, and maintain a cash deposit with the holder of $7 million. As of December 31, 2021 all covenants associated with the loan facilities have been satisfied.

Paycheck Protection Program

During the year ended December 31, 2020, the Company received a Paycheck Protection Program (“PPP”) loan in the amount of $9.4 million with a maturity date of April 2022. The loan was an interest only loan with the full balance due upon maturity. The PPP Loan program was created under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and was administered by the Small Business Administration (SBA). The Company submitted a request for forgiveness of the entire loan balance in September 2020, and in June 2021, the Company received notice from the SBA that the loan has been forgiven and the SBA repaid the lender on the Company’s behalf. The Company recorded a gain on forgiveness of $9.5 million in June 2021, representing the principal amount of the loan and accrued interest through the forgiveness date.

The SBA has the ability to review the Company’s loan file for a period subsequent to the date the loan being forgiven and repaid in full. The results of any review could result in the SBA requesting additional documentation to support the Company’s initial eligibility for the loan and request for loan forgiveness, with the potential for the SBA to pursue legal remedies at its discretion.

(8) Earnings per Common Unit

The calculation of the basic earnings or loss per common unit amount is based on the profit or loss for the year attributable to ordinary equity holders of the Company and the weighted average number of common units outstanding during the year. The weighted average number of common units outstanding for purpose of calculating diluted earnings or loss per common unit has been adjusted by deducting the weighted average effect of preferred units, unit options, warrants and profits interests, to the extent such deductions are not anti-dilutive.

	Years Ended December 31,
	2019	2020	2021
Numerator
Net loss attributable to common unitholders (in thousands)	$(6,249)	$(540)	$(22,218)
Denominator
Weighted average common units—basic	1,166,154	1,166,154	1,166,063
Net loss per common unit—basic	$(5.36)	$(0.46)	$(19.05)
Weighted average common units—diluted	1,166,154	1,166,154	1,166,063
Net loss per common unit—diluted	$(5.36)	$(0.46)	$(19.05)

The following securities were anti-dilutive for the years ended December 31, 2019, 2020, 2021:

	2019	2020	2021
Preferred units	1,416,199	1,416,199	1,415,673
Stock options	343,918	299,728	214,855
Preferred warrants	13,684	13,684	13,684
Profits interests	92,146	197,764	267,888

Anti-dilutive preferred units, stock options, warrants, and profits interests	1,865,947	1,927,375	1,912,100

(9) Commitments and Contingencies

Operating Leases

The Company is party to numerous operating leases, primarily for vacation properties and corporate headquarters. These leases generally require the Company to pay taxes, insurance, utilities, and maintenance costs. During the year ended December 31, 2020, the Company claimed force majeure within a number of its lease agreements due to effects of the COVID-19 pandemic and did not require payment during the force majeure period. Total rent expense under all leases was $48.3 million, $39.8 million, and $64.1 million for the years ended December 31, 2019, 2020, and 2021 respectively.

Future minimum annual commitments under these operating leases are as follows:

Years Ending December 31	Amount
(in thousands)
2022	$69,329
2023	58,744
2024	37,850
2025	28,203
2026	20,345
Thereafter	25,716

Total	$240,187

Litigation

The Company may be named as a defendant in various actions and proceedings arising in the normal course of business. The Company believes that the impact of any such matters will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows. As of December 31, 2021, the Company had no significant pending or threatened litigation.

Reimbursement and Security Agreement

In March 2017, in association with the execution of a surety bond agreement, the Company issued 11,690 warrants to five indemnitors to purchase Series E preferred units at an exercise price of $128.29 per unit, which expire at the earlier of a deemed liquidation event, as defined by the agreement, the closing on an initial public offering, or March 2022. The Company resolved to increase the number of Series E preferred units authorized as the warrants are exercised. The Company estimated the fair value of the warrants on the date of issuance to be $862 thousand using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.7%, no dividends, an expected volatility of 68.1%, and a contractual life of four years. The initial fair value was recorded as a deferred financing cost during the year ended December 31, 2017 and is amortized over the term of the agreement. As of December 31, 2021, no warrants had been exercised. However, all warrants were exercised in conjunction with the Thayer business combination discussed in Note 16 below.

In November 2018, the related reserve requirement and surety bond were reduced from $30 million to $20 million. The existing surety bond agreement scheduled to expire on March 1, 2019 was replaced with a new agreement backed by two individual indemnitors who are also related parties. The new agreement reduced the indemnitor requirement to $7.5 million or $3.8 million per indemnitor. Interest payable to the indemnitors is accrued at 7.0 percent per annum. The Company incurred interest expense of $1.2 million, $0 and $0 during the years ended December 31, 2019, 2020 and 2021 respectively, related to the surety bond agreement.

In September 2019, the existing surety bond agreement which was scheduled to expire on March 1, 2020, was replaced with a new agreement that removed the individual indemnitors leaving only a corporate Indemnity and removing the interest payable requirement. This agreement was renewed in September 2020 through September 2021, then additionally renewed September 2021 through September 2022.

(10) Warrant Liabilities

In 2013, in association with a $10.0 million loan facility, the Company issued 1,994 warrants exercisable for Series B-1 preferred units at an exercise price of $125.38 per unit, which expire the later of April 25, 2020 or five years from the effective date of an initial public offering.

In 2017, in association with the issuance of Series E preferred units, the company issued 19,717 warrants at an exercise price of $128.29 per unit. The Company issued a total of 31,407 warrants during 2017. See Note 9 for additional detail on warrants issued in conjunction with the surety bond agreement.

As of December 31, 2020 and 2021, the Company used level 3 inputs for the valuation of its warrants liabilities. The fair value of the warrant liabilities is based in part on aggregate equity value indications, consistent with the analysis of the Company’s common unit valuation using the option pricing method.

Subsequent changes in the estimated fair value of the warrants are reflected in the change in fair value of warrant liabilities in the accompanying consolidated statement of operations.

The Company determined the estimated fair values for the outstanding warrants at December 31, 2020 and 2021 of $91 thousand and $547 thousand, respectively. All warrants were exercised in conjunction with the business combination discussed in Note 16 below.

(11) Members’ Equity and Temporary Equity

The Company was organized on May 12, 2010 as a Delaware limited liability company and, for the year ended December 31, 2021, is operating under the Sixth Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”). The Operating Agreement provides for eight classes of units: common units, Series A-1 convertible preferred units (Series A-1 preferred units), Series A-2 convertible preferred units (Series A-2 preferred units), Series B convertible preferred units (Series B preferred units), Series B-1 convertible preferred units (Series B-1 preferred units), Series C convertible preferred units (Series C preferred units), Series D convertible preferred units (Series D preferred units), and Series E convertible preferred units (Series E preferred units).

The Company’s Operating Agreement was amended in February 2020. Effective on that date, the Company is authorized to issue common and preferred units as disclosed on the Company’s Consolidated Balance Sheets. In September 2018 and August 2019, the board authorized the increase of common units reserved for issuance to employees, managers, and others to 325,045 and 385,045 common units, respectively. Neither Series C preferred units nor the common units are redeemable at the option of the holder. The liquidation preferences of the preferred units are all pari passu and then based on the original issue prices, less certain items, all as defined in the Operating Agreement.

Series A-1, A-2, B, B-1, D, and E preferred unit issuances with redemption provisions that permit the issuer to settle in either cash or common units, at the option of the issuer, were evaluated to determine whether temporary or permanent equity classification on the consolidated balance sheet was appropriate. As per the provisions of ASC 480-10-S99-3A, preferred units are required to be classified as temporary equity if any event that is outside the Company’s control regardless of probability could trigger the security to become redeemable. As such, the Company determined that the Series A-1, A-2, B, B-1, D, and E preferred units are redeemable upon the occurrence of an event that is not within the Company’s control resulting in these preferred units being classified as temporary equity.

Profits, losses, and distributions are allocated to the members in proportion to their respective number of units on an as converted to common units’ basis.

Each common unit holder is entitled to cast one vote on any matter requiring approval of such units, and each preferred unit holder is entitled to cast one vote for each common unit into which such preferred unit is then convertible, on an aggregate basis for each holder of preferred units, on any matter requiring approval of such units. The holders of preferred units and common units vote together on all matters as a single class.

Any holder of preferred units has the right, at his or her option, to convert all or any portion of the holder’s units into common units. Upon either (i) the closing of a qualified public offering, or (ii) written consent by the requisite preferred unit holders, all preferred units will automatically be converted into common units. Each preferred unit will be convertible into that number of common units that is equal to the preferred unit issue price divided by the preferred unit conversion price; however, certain circumstances, such as common unit splits, dividends, or otherwise, may impact this conversion ratio.

In December 2021, the Company redeemed 5,035 Series A-1 units, 1,540 Series E units, and 18,046 common units for an aggregate cash amount of $7.8 million.

(12) Equity Based Compensation

Unit Option Plan

In December 2011, the board approved the Unit Option Plan, which provides for the granting of options to purchase the Company’s common units to employees, managers, and consultants.

The units are unvested and subject to each employee’s continued employment with the Company. The vesting start date for units issued to existing employees as part of the first grant is equal to the employee’s hire date. Subsequent unit grants have a vesting start date equal to the unit grant date. Once granted, the units vest over a period of three to five years. The term of each option is stated in the individual option agreement, provided, however, that the term is no more than 10 years from the date of the grant thereof. The unit exercise price is no less than the fair market value per unit established on the date of grant.

In 2020, the Company granted profits interests to certain key employees of the Company. The awards contain both a service condition and a performance condition that is contingent on a change in control event, as defined in the agreement, and which was not considered probable as of December 31, 2021. The business combination with Thayer was not a change in control as defined in the agreement.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used:

	2019	2020	2021
Approximate risk-free rate	1.55%	0.33%	0.49%
Average expected life	6 years	6 years	6 years
Volatility	64.3%	65.2%	47.6%
Estimated per unit fair value of options granted	$35.80	$16.67	$12.89

As of December 31, 2021 unit option expense remaining to be recognized was $1.5 million and will be recognized over the next eight years. There were 226,357 and 210,200 unit options outstanding at December 31, 2020 and 2021, respectively, with 0 and 1,255 units exercised during 2020 and 2021, respectively.

Profits Interests

In 2020, the Company authorized and issued 172,781 profits interests to certain executives of the Company. No profits interests were issued in 2021. The profits interests vest over the time period defined in each individual grant agreement or upon a change of control event. Profits interests are non-voting profits interest incentive units pursuant to individual award agreements, which set forth such additional terms and conditions, including the vesting and forfeiture terms. The profits interests participate in the distributions upon vesting of the units. As of December 31, 2021 and 2020, 267,888 profits interests were issued and outstanding, and $1.2 million in profits interest expense remained to be recognized.

(13) Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan (the “Plan”) that covers substantially all employees. Employees are eligible to begin participating in the Plan at the beginning of the first month following 30 days of employment with the Company. Employees participating in the Plan may contribute an unlimited percentage of their compensation up to Internal Revenue Service (IRS) annual limitations. The Company matches 50 percent of an employee’s contribution up to 6 percent of eligible pay with immediate 100 percent vesting. This match has a $1,500 per employee cap each year. Costs incurred in connection with the Plan were minimal for the years ended December 31, 2019, 2020 and 2021. The Plan provides for the Company to make a discretionary matching contribution. Thus, contributions to the Plan totaled $286 thousand, $286 thousand and $914 thousand for the years ended December 31, 2019, 2020 and 2021, respectively. The Company discontinued the match policy effective March 31, 2020 and fully reinstated the policy as of January 1, 2021.

(14) Related Party Transactions

As of December 31, 2021, the founders collectively own 705,303 common units, either directly or indirectly, through an entity called BRM Ventures LLC. Other related parties own 58,468 common units. Certain of the Company’s founders also own stock in Exclusive Resorts LLC (“Exclusive Resorts”).

As part of the 2013 Portico acquisition, Inspirato entered into certain ancillary and commercial arrangements with Exclusive Resorts, primarily involving the continuation of services to Portico members until such memberships terminate. At December 31, 2020 and 2021, balances due from related parties for these arrangements totaled $504 thousand and $386 thousand, respectively.

Under the property usage agreements, Inspirato pays Exclusive Resorts to use and operate certain Exclusive Resorts homes for Inspirato subscribers’ usage. At December 31, 2021, Inspirato had paid all amounts related to the property usage agreements.

Inspirato’s merchant services agreement with American Express Travel Related Services Company, Inc. requires Inspirato to maintain a reserve, which Inspirato satisfied by means of a surety bond. The bond surety company required an additional indemnification for issuance of the bond. Inspirato had a reimbursement agreement with each of Brent Handler, Inspirato’s Chief Executive Officer and member of Inspirato’s board of managers, and Brad Handler, Inspirato’s Executive Chairman and member of Inspirato’s board of managers, from March 2018 to September 2019 under which Inspirato agreed to reimburse Messrs. Handler and Handler for indemnification payments made to the bond surety company and paid to Brent Handler and Brad Handler an aggregate of approximately $118 thousand and $162 thousand, respectively, for each of their personal indemnification obligations to the bond surety company. Such amounts were computed as 7% per annum of the indemnified amount.

(15) Geographical Information

The following summary provides information concerning our principal geographic areas related to long lived assets for the years ended December 31, 2020 and 2021.

	December 31,
	2020	2021

	(in thousands)
United States	$28,875	$28,740
Rest of world	1,312	1,188

Total	$30,187	$29,928

Long lived assets consist of property and equipment, software, and intangible assets. All software and intangible assets of as December 31, 2020 and 2021 were attributable to the United States.

Revenue earned from travel and subscription services are charged on a bundled basis, without regard to where services are delivered, and periodically include a portion of services provided outside of the US. It is impracticable to separate those amounts by geographic location.

(16) Subsequent Events

On February 11, 2022, the Company and Thayer consummated the transaction contemplated in the Business Combination Agreement dated June 30, 2021 whereby certain blocker entities merged within and into Inspirato LLC with Inspirato LLC as the surviving company (the “Closing”), resulting in Inspirato LLC becoming a subsidiary of Thayer.

In connection with the Closing, among other things, (i) Thayer changed its name to “Inspirato Incorporated” (ii) each of the then issued and outstanding shares of Class A and Class B common stock of Thayer (the “Thayer Class A Common Stock”), converted automatically, on a one-for-one basis, into a share of Class A common stock of Inspirato Incorporated (“Inspirato Class A Common Stock”), (iii) each of the then issued and outstanding warrants of Thayer (the “Thayer Warrants”) converted automatically into a redeemable warrant to purchase one share of Inspirato Class A Common Stock (the “Inspirato Warrants”), and (iv) each of the then issued and outstanding units of Thayer that had not been previously separated into the underlying Thayer Class A Common Stock and Thayer Public Warrant upon the request of the holder thereof (the “Thayer Units”), were cancelled and entitled the holder thereof to one share of Inspirato Class A Common Stock and one-half of one Inspirato Warrant.

As a result of the Closing, each outstanding unit of Inspirato was cancelled and each unitholder received either (i) a number of shares of Inspirato Class A Common Stock equal to approximately 37.2275 (the “Exchange Ratio”) for each unit of Inspirato LLC owned and certain rights under the Tax Receivable Agreement; or (ii) a number of New Common Units of Inspirato LLC equal to the Exchange Ratio, an equal number of shares of Class V common stock of Inspirato Incorporated (the “Inspirato Class V Common Stock”, and together with the Inspirato Class A Common Stock, the “Inspirato Common Stock”), which has no economic value, but entitles the holder thereof to one vote per share, and certain rights under the Tax Receivable Agreement; and (iii) each option to purchase Inspirato units converted into an option to purchase Inspirato Class A Common Stock. This exchange resulted in Inspirato Incorporated owning 43.7% of the issued and outstanding units of Inspirato LLC at closing.

Exhibit 99.2

INSPIRATO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Inspirato’s financial condition and results of operations should be read in conjunction with Inspirato’s audited annual consolidated financial statements and accompanying notes thereto included in Exhibit 99.1 of this Amendment No. 1. This discussion includes both historical information and forward-looking statements based upon current expectations that involve risk, uncertainties and assumptions. Inspirato’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included in the Registration Statement. Inspirato’s historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless the context otherwise requires, all references in this section to “we,” “us,” “our”, “Inspirato,” “Inspirato LLC” or “the Company” refer collectively to the business operations of Inspirato LLC and its consolidated subsidiaries.

OVERVIEW

Inspirato is a subscription-based luxury travel company that provides unique solutions for (i) affluent travelers seeking superior service and certainty across a wide variety of accommodations and experiences and (ii) hospitality suppliers who want to solve pain points that include monetizing excess inventory and efficiently outsourcing the hassle involved in managing rental properties.

For travelers, we offer access to a diverse portfolio of curated luxury vacation options that includes over 425 private luxury vacation homes available exclusively to our subscribers, and accommodations at over 420 luxury hotel and resort partners in more than 230 destinations around the world as of December 31, 2021. Our portfolio also includes Inspirato Only, featuring one-of-a-kind luxury safaris, cruises, and other experiences, and Bespoke, which offers custom-designed “bucket list” itineraries. Every Inspirato trip comes with our personalized service envelope — including pre-trip planning, on-site concierge, and daily housekeeping — designed to meet the needs of affluent travelers and drive exceptional customer satisfaction.

The Business Combination and Public Company Costs

On February 11, 2022 we consummated the previously announced business combination (the “Closing”) pursuant to that Business Combination Agreement, dated as of June 30, 2021 (as amended, the “Business Combination Agreement”), by and among Thayer Ventures Acquisition Corporation, a Delaware corporation (“Thayer”), Passport Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 1”), Passport Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 2”), Passport Merger Sub III Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 3” and together with Blocker Merger Sub 1 and Blocker Merger Sub 2, and any blocker merger sub that became a party to the Business Combination Agreement by executing a joinder thereto, the “Blocker Merger Subs”, and together with the Company Merger Sub, the “Merger Subs”), KPCB Investment I, Inc., a Delaware corporation (“KPCB Blocker”), Inspirato Group, Inc., a Delaware corporation (“IVP Blocker”), W Capital Partners III IBC, Inc., a Delaware corporation (“W Capital Blocker”, and together with KPCB Blocker and the IVP Blocker and any Non-Party Blocker, the “Blockers”), Passport Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), and Inspirato. Pursuant to the Business Combination Agreement (i) KPCB Blocker merged with and into Blocker Merger Sub 1, with Blocker Merger Sub 1 as the surviving company and wholly-owned subsidiary of Thayer (the “KPCB Blocker Merger”), (ii) IVP Blocker merged with and into Blocker Merger Sub 2, with Blocker Merger Sub 2 as the surviving company and wholly-owned subsidiary of Thayer (the “IVP Blocker Merger”), (iii) W Capital Blocker merged with and into Blocker Merger Sub

3, with Blocker Merger Sub 3 as the surviving company and wholly-owned subsidiary of Thayer (the “W Capital Blocker Merger,” and together with the KPCB Blocker Merger and the IVP Blocker Merger and the mergers involving the Non-Party Blockers, the “Blocker Mergers”) and (iv) immediately following the Blocker Mergers, Company Merger Sub merged with and into Inspirato LLC, with Inspirato LLC as the surviving company, resulting in Inspirato LLC becoming a subsidiary of Thayer (together with the Blocker Mergers and the other transactions related thereto, the “Business Combination”). The Business Combination was approved by Thayer’s stockholders at a meeting held on February 8, 2022. In connection with the Closing, among other things, Thayer changed its name to “Inspirato Incorporated”.

The Business Combination, which has not been reflected in the historical financial information presented herein, as the Business Combination occurred after the end of the fiscal year ended on December 31, 2021, will be accounted for as a reverse recapitalization in accordance with the U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Thayer will be treated as the “acquired” company for accounting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, the unitholders of Inspirato have a majority of the voting power of Inspirato Incorporated and Inspirato LLC’s operations comprise all of the ongoing operations of Inspirato Incorporated. Inspirato LLC is managed by a seven-person board of managers designated by Inspirato and the other Members holding outstanding vested New Common Units.

Upon the Closing, Inspirato Incorporated’s Class A Common Stock was listed on Nasdaq and trades under the ticker symbol “ISPO.” As Inspirato’s current management team and business operations comprise Inspirato Incorporated’s management and operations, Inspirato Incorporated has and continues to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect we will incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Prior to the Closing, the units representing equity interests in Inspirato were held by (i) Blockers, which are corporations (or entities treated as corporations for U.S. federal tax purposes) that are affiliated with certain institutional investors, and (ii) other Members of Inspirato (the “Continuing Inspirato Members”), which consist of entities and individuals, including members of management and other employees of Inspirato or its subsidiaries.

Following the completion of the Business Combination, as described above, our organizational structure is what is commonly referred to as an umbrella partnership corporation (or UP-C) structure, which is often used by entities classified as a partnership for U.S. federal income tax purposes, such as Inspirato, undertaking an initial public offering. This organizational structure allows the Continuing Inspirato Members to retain their equity ownership in Inspirato in the form of New Common Units issued pursuant to the Business Combination. Each Continuing Inspirato Member also holds a number of shares of Inspirato Incorporated Class V Common Stock equal to the number of New Common Units held by such Continuing Inspirato Members, which have no economic value, but which entitle the holder thereof to one (1) vote per share at any meeting of the stockholders of Inspirato Incorporated. Those institutional investors in Inspirato who, prior to the Business Combination, held Inspirato Units through a Blocker, by contrast, hold their equity ownership in Inspirato in the form of Inspirato Incorporated Class A Common Stock. This structure allows the Continuing Inspirato Members to continue to realize the tax benefits associated with their ownership in an entity that is treated as a partnership for U.S. federal income tax purposes, as well as to provide potential future tax benefits to Inspirato Incorporated (85% of which the Continuing Inspirato Members will benefit from pursuant to the Tax Receivable Agreement), which are expected to arise when the Continuing Inspirato Members ultimately exchange their New Common Units and Inspirato Incorporated Class V Common Stock for shares of Inspirato Incorporated Class A Common Stock. Because the New Common Units are issued by Inspirato and not Inspirato Incorporated, the New Common Units could be entitled to different after-tax economics on a per unit basis compared to the Inspirato Incorporated Class A Common Stock on a per share basis (for example, as a result of Inspirato Incorporated being subject to corporate income tax, and the potential that holders of New Common Units will receive distributions, including tax distributions, directly from Inspirato but Inspirato Incorporated may not make corresponding distributions to the holders of Inspirato Incorporated Class A Common Stock).

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and business plans, and make strategic decisions.

Active Subscriptions and Active Subscribers

We use Active Subscriptions to assess the adoption of our subscription offerings, which is a key factor in assessing our penetration of the market in which we operate and a key driver of revenue. We define Active Subscriptions as subscriptions as of the measurement date that are paid in full, as well as those for which we expect payment for renewal. Active Subscribers are subscribers who have one or more Active Subscription(s). As of December 31, 2020 and 2021, we had 11,727 and 13,802 Active Subscribers.

At December 31, 2020, we had 12,631 Active Subscriptions which consisted of 10,602 legacy Inspirato Club subscriptions, 1,791 Inspirato Pass subscriptions, and 238 new Inspirato Club subscriptions. At December 31, 2021, we had 14,875 Active Subscriptions which consisted of 10,464 legacy Inspirato Club subscriptions, 2,987 Inspirato Pass subscriptions, and 1,424 new Inspirato Club subscriptions. We experienced a decrease in Active Subscriptions from December 31, 2019 to December 31, 2020 primarily due to the impact of the COVID-19 pandemic. Reduced travel restrictions, increased marketing spend, and an overall increase in the hospitality sector contributed to a higher subscriber count in 2021.

Legacy Inspirato Club subscriptions had substantial enrollment fees and have annual dues that are lower than annualized dues for new Inspirato Club subscriptions. Subscribers who have legacy Inspirato Club subscriptions that add Inspirato Pass pay less in annual dues for their Inspirato Pass subscription than the Inspirato Pass subscribers without Legacy Inspirato Club subscriptions. Legacy Inspirato Club subscriptions are only available as annual contracts and Inspirato Club and Inspirato Pass subscriptions are available as monthly, semi-annual, annual, and multi-year contracts. The new Inspirato Club subscription was launched in the second half of 2020. The majority of our subscriptions are annual contracts including approximately half of the new Inspirato Club and Inspirato Pass subscriptions. Subscription revenue contributed approximately 43% of our total revenue for the year ended December 31, 2021.

Annual Recurring Revenue

We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire Active Subscriptions and to maintain our relationship with existing subscribers. ARR represents the amount of revenue that we expect to recur annually, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. ARR should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

ARR consists of contributions from our subscription revenue streams and does not include travel revenue or enrollment fees. We calculate ARR as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated. The majority of current Active Subscriptions are legacy Inspirato Club subscriptions. ARR is not a forecast of subscription revenue as subscription revenue includes enrollment fees and Active Subscriptions at the date used in calculating ARR may or may not be renewed by our subscribers in the future, but we believe it is a useful measure. In addition, revenues from certain legacy subscriptions may be higher or lower than our then-current annualized subscription rate as a result of previously offered or contractual renewal rates. Our ARR was $91 million and $135 million at December 31, 2020 and 2021.

Before the launch of Inspirato Pass and new Inspirato Club subscriptions, approximately 15% of our subscription revenue was from enrollment fees. Since the launch of those products in late 2019 and 2020, enrollment fee revenue as a percentage of subscription revenue has declined to approximately 4% in the year ended December 31, 2020 and to under 1% in the year ended December 31, 2021. As the amount of our subscription revenue that comes from enrollment fees has declined, the difference between ARR and subscription revenue has decreased. In addition, our subscription revenue as a percentage of total revenue has increased from approximately 30% in the year ended December 31, 2019 prior to the launch of Inspirato Pass and the new Inspirato Club subscriptions, to 55% in the year ended December 31, 2020 when total revenues decreased, and 43% in the year ended December 31, 2021. ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures presented by other companies in the luxury travel industry or that have subscription-based models.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depend on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we have to successfully address in order to continue to grow our business and further improve our results of operations.

COVID-19 Pandemic

The ongoing impact of the COVID-19 pandemic on the global economy and the extent to which it will continue to adversely impact Inspirato remains uncertain. Inspirato’s financial results for 2020 were materially adversely affected by the COVID-19 pandemic, and the impact continued into 2021. COVID-19 may continue to materially adversely impact our business operations, results of operations and liquidity in the near term. In early March 2020, as the world locked down, in order to protect our business from the near term market disruptions and the prospect of a prolonged business impact from the COVID-19 pandemic, we took action quickly to reduce costs and applied for and received a $9.4 million PPP loan, which was forgiven in June 2021. While Inspirato’s revenue has been gradually improving since the third quarter of 2020, the extent of the recovery is uncertain and will be largely dependent on the effectiveness of COVID-19 prevention (vaccination and continued social distancing) and treatment and infection rates in the cities and countries in which Inspirato operates. The COVID-19 pandemic transformed how society works, connects, and travels, while at the same time creating incredible challenges, particularly for the hospitality and travel industries and Inspirato.

In particular, to reduce costs during the COVID-19 pandemic, we:

•	rebalanced our portfolio and actively managed lease expenses through negotiations with real estate owners and exercise of force majeure clauses in our leases;

•	temporarily reduced our payroll costs through layoffs and short-term salary reductions; and

•	substantially reduced discretionary expenditures.

Our rapid management of expenses, together with our existing cash position, and the PPP funds helped us prudently manage our business through the effects of the pandemic during 2020 and allowed us to invest in the business in 2021 as travel restrictions eased and travel demands increased.

Through the course of 2021, both subscriber demand for travel and our occupancy rates increased compared to the pre-pandemic levels of 2019. Our subscriber counts also returned to pre-pandemic levels. During the pandemic, while travel restrictions were at their tightest, Inspirato took measures to maintain its subscriber base. Once restrictions eased, we experienced an increase in travel demand we believe was the result of a shift in consumer prioritization of safety, and a resulting change in the way people travel, with Inspirato well positioned to benefit from these shifts.

In particular, to maintain subscribers during the COVID-19 pandemic, we:

•	provided Inspirato Pass subscribers credit for future subscription months in exchange for maintaining their subscriptions payments during the onset of the pandemic;

•	offered a more flexible cancellation policy; and

•	offered subscribers special value through a promotion to welcome them back to booking Inspirato travel.

Subscribers

Our subscriber revenue and operating results are impacted by our ability to attract and maintain subscribers. Increasing our subscriber base increases our revenues, gross margin and Adjusted EBTIDA. We are continually working on improving our subscription offerings and the trips available on our Inspirato Pass list to make our subscription products more appealing to potential subscribers.

Travel

Our travel revenue and operating results are impacted by the number of trips that we are able to deliver to our subscribers and members as well as the rates we charge for stays. Our business intelligence team establishes nightly rates to achieve a desired occupancy and nightly rates.

Cost and Expense Management

Our operating results are impacted by our ability to manage costs and expenses and achieving a balance between making appropriate investments to retain and grow subscribers while driving increased profitability. We are working on finding opportunities to enhance gross margin and operate more efficiently, including reducing costs by potentially bringing housekeeping, concierge, property management, and other services in-house. We believe these opportunities will increase as our business grows and we increase the number of properties in certain areas and thus lower the cost of revenue.

Economic Conditions

The travel industry is volatile and affected by economic cycles and trends. Travel is typically discretionary for subscribers and customers and may be affected by negative trends in the economy. Consumer confidence, fluctuations in fuel prices, changes in governmental regulations, safety concerns, and other factors all could negatively impact our business. The post-pandemic recovery in the economy and in the travel industry has increased our subscription and travel revenue as a result of pent up travel demand.

Seasonality

Our travel revenues are seasonal, reflecting typical travel behavior patterns of travelers over the course of the calendar year. In a typical year, the first, third, and fourth quarters have higher travel revenues than the second quarter. Our subscription services are seasonal to the extent that interest from potential new subscribers tends to also follow travel revenue, however revenues from existing subscribers is not impacted by seasonality.

Our key metrics, including total revenues, Adjusted EBITDA and Free Cash Flow, are also impacted by the timing of holidays and other events. Holidays and other events generally increase the rates we are able to charge for travel which results in higher gross margin. The majority of our costs are relatively fixed across quarters. In 2020, we saw the COVID-19 pandemic overwhelm the historical patterns of seasonality resulting in a significant decrease in revenue most notably in the second quarter of 2020. In 2021, travel patterns returned to pre-pandemic levels with the loosening of travel restrictions.

Key Components of Results of Operations

Revenue

We generate revenue from sales of subscriptions to our platform that grant access to book Inspirato residences and other privileges that vary based on the type of subscription. The two primary components of revenue are subscription revenue and travel revenue.

Subscription revenue is comprised of a one-time enrollment fee paid at the commencement and recurring dues, net of discounts and refunds provided to subscribers. Our subscription agreements typically have monthly or annual contractual terms. Our agreements are generally cancellable at the end of the contract term. Legacy Inspirato Club subscriptions are only available as annual contracts and Inspirato Club and Inspirato Pass subscriptions are available as monthly, semi-annual and annual contracts. The majority of our subscriptions are annual contracts including approximately half of the new Inspirato Club and Inspirato Pass subscriptions. Revenue is recognized ratably over the related contractual term generally beginning on the date that our platform is made available to a subscriber. We typically bill in advance for monthly contracts and annually in advance for contracts of one year. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. Enrollment fees for Inspirato Pass and Inspirato Club subscriptions are typically recognized immediately when paid. Enrollment fees earned from legacy subscriptions are recognized over the estimated life of the subscriptions which is typically five years.

We derive our travel revenue from our travel operations, including per trip, nightly and service fees charged to our subscribers and guests per trip. In addition to subscribers, approximately 7% of total revenue in 2019, 2020 and 2021 was earned from guests who are not subscribers. These guests include guests who receive trial subscriptions under promotions with partners, including Wheels Up, Exclusive Resorts and others. Travel revenue related to stays in our residences is higher than travel revenue related to stays at our hotel partners because our residences generally have substantially higher average nightly rates, as residences are typically larger and accommodate more guests than hotel rooms. In 2020, we delivered 56,000 nights in our residences and 28,400 nights in our hotel rooms. In 2021, we delivered 95,994 nights in our residences and 47,198 nights in our hotel rooms. Travel revenue is generally recognized when travel occurs and amounts that have been billed are initially recorded as deferred revenue until recognized when travel occurs.

Cost of Revenue

Cost of revenue includes costs directly related to delivering travel to our subscribers and guests as well as depreciation and amortization related to leasehold improvements and equipment at residences. These costs include payments for properties we lease, operating and maintenance costs of those properties, including on-site service personnel costs as well as costs paid to our hotel partners for subscriber stays. We expect our cost of revenue will continue to increase on an absolute dollar basis for the foreseeable future due to inflation, escalation clauses in leases, increased operating costs and the addition of properties. Cost of revenue may vary as a percentage of revenue from period to period based on the number of properties that we have under lease, and the mix of subscription and travel revenue that we earn.

Gross margin

Our gross margin may fluctuate from period to period based on the number and type of subscribers, trips taken and nightly rates charged. We generally expect our gross margin to increase or decrease in both the near term and long term with increases or decreases in subscriber counts, nightly rates, and occupancy rates.

General and Administrative

General and administrative expenses include costs related to overall operations of the company, including executive management, finance and accounting, legal, people operations, and corporate information services. General and administrative expenses also include all equity-based compensation costs related to all employees. We expect to incur additional general and administrative costs as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and stock exchange, as well as higher expenses for corporate insurance, director and officer insurance, investor relations, and professional services. Overall, Inspirato expects its general and administrative costs will vary from period to period as a percentage of revenue for the foreseeable future.

Sales and Marketing

Sales and marketing expenses include costs related to the sales and marketing of our products, including personnel related costs as well as costs paid for advertising and lead generation. Inspirato expects its sales and marketing expense will vary from period to period as a percentage of revenue for the foreseeable future.

Operations

Operations expenses include costs related to providing, acquiring, and overall management of our properties as well as providing subscriber services. These costs include the cost of personnel working in our subscriber services teams, real estate development teams as well as the cost of subscriber benefits including lounges and events. Inspirato expects operations to increase on an absolute dollar basis for the foreseeable future to the extent that Inspirato continues to expand its property offerings.

Depreciation and amortization

Depreciation and amortization expense primarily consist of depreciation of property and equipment including furniture and fixtures, as well as amortization of capitalized internal-use software development costs.

Technology and development

Technology and development expenses include costs related to development of our technology that supports our products, including website and app development and ongoing maintenance. These costs include the costs of personnel working on our development teams. Inspirato expects technology and development costs to increase on an absolute dollar basis for the foreseeable future to the extent that Inspirato continues to develop and expand its product offerings.

Interest, net

Interest consists primarily of interest expense incurred on the revolving line of credit.

Warrant fair value gains/losses

Warrant fair value gains or losses consists of the periodic change in the fair value of warrant liabilities. The fair value of the liability is evaluated at each period and the gain or loss flows through this line item.

Forgiveness of debt

Forgiveness of debt relates to a gain realized on the PPP loan, which was forgiven in 2021.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our audited consolidated financial statements. The following discussion should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this document.

Consolidated Results of Operations for the years ended December 31, 2019, 2020 and 2021:

				Amount	Percent	Amount	Percent
				of	change	of	change
				increase	favorable	increase	favorable
	For the years ended December 31,			(decrease)	(unfavorable)	(decrease)	(unfavorable)

	2019	2020	2021	2019 to 2020		2020 to 2021

	(in thousands, except percentages)
Revenue	$217,079	$165,590	$234,747	$(51,489)	-24%	$69,157	42%
Cost of revenue	138,768	100,599	152,747	(38,169)	28%	52,148	-52%

Gross margin	78,311	64,991	82,000	(13,320)	-17%	17,009	26%
General and administrative	27,522	25,940	50,477	(1,582)	6%	24,537	-95%
Sales and marketing	25,527	14,764	27,821	(10,763)	42%	13,057	-88%
Operations	24,396	18,814	26,814	(5,582)	23%	8,000	-43%
Technology and development	2,579	2,787	4,914	208	-8%	2,127	-76%
Depreciation and amortization	3,471	2,898	2,619	(573)	17%	(279)	10%
Interest, net	999	542	635	(457)	46%	93	-17%
Warrant fair value losses (gains)	66	(214)	456	(280)	424%	670	-313%
Gain on forgiveness of debt	—	—	(9,518)	—	n/m	(9,518)	n/m

Net loss and comprehensive loss	$(6,249)	$(540)	$(22,218)	$5,709	91%	$(21,678)	n/m

n/m - Percent change calculation returns a non-meaningful figure

Comparison of years ended December 31, 2020 and 2021

Revenue. Total revenue was $166 million for 2020 and increased to $235 million for 2021, an increase of 42% primarily due to the decrease in demand for travel in 2020 due to the COVID-19 pandemic.

Subscription revenue increased by $8 million from $92 million in 2020 to $100 million in 2021, an increase of 9%, as a result of launching the Inspirato Pass subscription product in late 2019 and the new Inspirato Club subscription product in 2020. These new subscription products have a significantly lower enrollment fee than prior subscription products and this resulted in an increase in overall subscription sales. Also, the new subscription products have higher per subscriber annual revenues than legacy products. At December 31, 2020, we had 12,631 Active Subscriptions compared to 14,875 Active Subscriptions at December 31, 2021. In addition, we offered more discounts to subscribers in 2020 to retain members during the pandemic than in 2021.

Travel revenue increased by $60 million, from $74 million in 2020 to $134 million in 2021, an increase of 81%, primarily due to loosening of travel restrictions and increase in travel demand.

Cost of revenue. Cost of revenue increased 52% from $101 million in 2020 to $153 million in 2021. This increase was primarily a result of higher direct travel costs resulting from increased travel as a result of higher travel demand and loosened travel restrictions. Lease payments on properties we lease also increased year over year. Many of our lease agreements include force majeure clauses which enabled us to not make payments on those leases when the related properties were not in use due to the COVID-19 pandemic. The exercise of force majeure clauses was largely isolated to 2020. Our gross margin decreased from 39% in 2020 to 35% in 2021 due largely to the force majeure exercises in 2020 and the subsequent increase in payments under leases we made in 2021.

General and administrative. General and administrative expenses increased 95% from $26 million in 2020 to $50 million in 2021. General and administrative employees were 108 and 152 at December 31, 2020 and 2021, respectively. Overall our headcount and costs increased to accommodate increased travel demand and to prepare for becoming a publicly traded company.

Sales and marketing. Sales and marketing expenses increased 88% from $15 million in 2020 to $28 million in 2021 due to an increase in travel demand, higher subscription activity and increased marketing efforts. Sales and marketing employees were 72 and 156 at December 31, 2020 and 2021, respectively.

Operations. Operations expenses increased 43% from $19 million in 2020 to $27 million in 2021. This was due to the increase in travel demand and indirect travel related costs returning to pre-pandemic levels. Operations employees were 282 and 303 at December 31, 2020 and 2021, respectively.

Technology and development. Technology and development expenses increased 76% from $3 million in 2020 to $5 million in 2021 due largely to increased investment in our information technology infrastructure, which was driven by an overall increase in travel demand.

Depreciation and amortization. Depreciation and amortization expenses were relatively level at $3 million for both 2020 and 2021.

Interest, net. Interest expense increased 17% from $0.5 million in 2020 to $0.6 million in 2021 due to interest incurred on the PPP loan and slightly higher borrowings against the Company’s line of credit.

Gain on forgiveness of debt. During the year ended December 31, 2020, we received a Paycheck Protection Program (“PPP”) loan in the amount of $9.4 million with a maturity date of April 2022. The PPP Loan program was created under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and was administered by the Small Business Administration (SBA). We submitted a request for forgiveness of the entire loan balance in September 2020, and in June 2021, we received notice from the SBA that the loan was forgiven and the SBA repaid the lender on our behalf. We recorded a gain on forgiveness debt of $9.5 million in June 2021, representing the principal amount of the loan and accrued interest through the forgiveness date.

Comparison of the years ended December 31, 2019 and 2020

Revenue. Total revenue was $217 million for the year ended December 31, 2019 as compared to $166 million for the year ended 2020, a decrease of 24% primarily due to the decrease in demand for travel due to the COVID-19 pandemic.

Subscription revenue increased from $73 million in 2019 to $92 million in 2020 as a result of launching the Inspirato Pass subscription product in late 2019 and new Inspirato Club subscription product in 2020. These new subscription products have a significantly lower enrollment fee than prior subscription products and this resulted in an increase in overall subscription sales. At December 31, 2019, we had 14,548 Active Subscriptions compared to 12,631 Active Subscriptions at December 31, 2020. Revenues increased despite the decrease in subscribers at the end of 2020 as new subscription products have higher per subscriber annual revenues than legacy products.

Travel revenue decreased significantly from $144 million in 2019 to $74 million in 2020 due to the COVID-19 pandemic, which significantly reduced travel throughout most of 2020.

Cost of revenue. Cost of revenue decreased 28% from $139 million in 2019 to $101 million in 2020. This decrease was primarily a result of reduced direct travel costs resulting from reduced travel as a result of the pandemic. Lease payments on properties we lease also declined year over year. Many of our lease agreements include force majeure clauses which enabled us to not make payments on those leases when the related properties were not in use due to the COVID-19 pandemic. Our gross margin increased from 36% in 2019 to 39% in 2020 due to the increase in subscription revenue which has lower associated cost of revenue.

General and administrative. General and administrative expenses decreased from $28 million in 2019 to $26 million in 2020. General and administrative employees at December 31, 2019 and 2020 were 120 and 108. Overall our headcount and costs decreased as a result of cost reduction measures implemented in response to reduced travel demand resulting from the pandemic.

Sales and marketing. Sales and marketing expenses decreased 42% from $26 million in 2019 to $15 million in 2020. This was due to cost reduction measures implemented as a result of the pandemic. Sales and marketing employees were 117 and 72 at December 31, 2019 and 2020.

Operations. Operations expenses decreased 23% from $24 million in 2019 to $19 million in 2020. This was due to the cost reduction measures that were implemented in response to the pandemic and reduced travel resulting in less indirect travel related costs such as personal vacation advisors. Operations employees were 326 and 282 at December 31, 2019 and 2020.

Technology and development. Technology and development expenses stayed relatively consistent at $3 million in both 2019 and 2020.

Depreciation and amortization. Depreciation and amortization expenses decreased 17% from $3.5 million in 2019 to $2.9 million in 2020 as a result of fewer purchases of new assets in 2020 due to the pandemic.

Interest, net. Interest expense decreased 46% from $1.0 million in 2019 to $0.5 million in 2020 due to a reduction in borrowing against the revolving line of credit as a result of decrease in overall expenses.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity have historically consisted of our operations activities primarily from subscription and travel revenue as well as our financing activities, including borrowings under the revolving line of credit. As of December 31, 2021, we had $80 million of cash and cash equivalents, $3 million of restricted cash and $733 thousand in amounts available for future borrowings under our credit facilities.

Since inception, we have consistently maintained a working capital deficit, in which our current liabilities exceed our current assets, primarily due to our significant deferred revenue. Prior to 2019, our subscriptions included substantial enrollment fees that are recognized over the expected life of subscriptions, which is typically five years. In addition, we also have significant deferred revenue related to travel that is paid in advance but not yet taken. Our cash needs vary from period to period primarily based on the timing of travel and sales promotions.

Our future capital requirements will depend on many factors including our rate of subscriber and revenue growth, travel bookings, addition of new residences and the timing and extent of spending on residences and other growth initiatives, our ability to achieve further reductions in operating expenses, and overall economic conditions. Providing incentives or promotions for booking travel can and has historically increased our liquidity.

We believe our cash and cash equivalents on hand will be sufficient to meet our projected working capital and capital expenditure requirements for a period of at least the next 12 months.

The following table sets forth general information derived from our consolidated statements of cash flows:

	For the years ended
	December 31,
	2019	2020	2021
Net cash provided by operating activities	$3,948	$11,579	$28,755
Net cash used in investing activities	(4,425)	(3,892)	(4,016)
Net cash provided by financing activities	6,076	16,550	(8,787)

Net increase in cash and cash equivalents	$5,599	$24,237	$15,952

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, our competitive position could weaken, and our business, financial condition and results of operations could be adversely affected.

Cash Flows

Comparison of the years ended December 31, 2020 and 2021

Cash flows provided by operating activities. Cash flow from operating activities increased from $12 million in 2020 to $29 million in 2021. This increase was primarily due to the changes in current assets and liabilities which provided $5 million in 2020 compared to providing $53 million in 2021. This was primarily the result of a significant increase in deferred revenue and higher accounts payable balances. Increased travel demand and investment our business operations drove an increase for both categories. This change in cash resulting from changes in assets and liabilities was partially offset by a $30 million decrease in net income excluding depreciation, amortization, warrant fair value adjustments, equity-based compensation and gain on forgiveness of debt.

Cash flows used in investing activities. Cash used in investing activities was approximately $4 million for both 2020 and 2021. While we incurred less costs for internally developed software in 2021, this was largely offset by higher expenditures for leasehold improvements as new properties were added to our lease portfolio.

Cash flows used in financing activities. The loan facility had a balance of $14 million outstanding on December 31, 2020 compared to $13 million outstanding at December 31, 2021. We redeemed $8 million in preferred and common units of Inspirato LLC in December 2021.

Comparison of years ended December 31, 2019 and 2020

Cash flows provided by operating activities. Cash flows from operating activities increased from $4 million in 2019 to $12 million in 2020. This increase was primarily due to the decrease in net loss of $6 million. In addition, there was $18 million less cash provided by deferred revenue as a result of reduced travel bookings as well as enrollment fees as a result of reduced travel due to the COVID-19 pandemic. Inspirato Pass and Inspirato Club subscriptions, which were introduced in 2019 and 2020 respectively, do not include deferred revenue whereas previous subscriptions included a substantial enrollment fee, a component of which is deferred and recognized over time.

Cash flows used in investing activities. Cash invested in property and equipment stayed relatively consistent at $4 million in 2019 and 2020.

Cash flows provided by financing activities. The loan facility had a balance of $7 million at December 31, 2019 compared to $14 million outstanding on December 31, 2020. At December 31, 2020, we had outstanding a PPP loan in the amount of $9.4 million with a maturity date of April 2022. The PPP Loan program was created under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and is administered by the Small Business Administration (SBA). The PPP loan was forgiven by the SBA in June 2021.

Non-GAAP Financial Metrics

In addition to our results determined in accordance with GAAP, we use Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our business and financial performance. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

There are limitations related to the use of these non-GAAP financial measures, including that they exclude significant expenses that are required by GAAP to be recorded in our financial measures. Other companies may calculate non-GAAP financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any measures derived in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA, Adjusted EBTIDA Margin and Free Cash Flow to their respective related GAAP financial measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow in conjunction with their respective related GAAP financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

The above items are excluded from our Adjusted EBITDA measure because our management believes that these costs and expenses are not indicative of our core operating performance and do not reflect the underlying economics of our business. The following table represents a reconciliation of our net income (loss) to Adjusted EBITDA:

	For the year ended December 31,

	2019	2020	2021

	(in thousands)
Net loss	$(6,249)	$(540)	$(22,218)
Interest expense, net	999	542	635
Depreciation and amortization	5,108	4,632	4,275
Equity-based compensation	1,434	2,790	3,258
Warrant fair value losses (gains)	66	(214)	456
Public company readiness costs	—	—	7,511
Pandemic-related severance costs	—	607	—
Gain on forgiveness of debt	—	—	(9,518)

Adjusted EBITDA	$1,358	$7,817	$(15,601)

Adjusted EBITDA Margin (1)	0.6%	4.7%	-6.6%

(1) We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of total revenue for the same period.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment and additions to capitalized software. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment and additions to capitalized software, that can be used for strategic initiatives. Our Free Cash Flow is impacted by the timing of bookings because we collect travel revenue between the time of booking and 30 days before a stay or experience occurs. The following table presents the components of Free Cash Flow for the three years ended December 31, 2021.

	For the year ended December 31,

	2019	2020	2021

	(in thousands)
Net cash provided by operating activities	$3,948	$11,579	$28,755
Development of internal-use software	(1,125)	(2,274)	(1,052)
Purchase of property and equipment	(3,300)	(1,618)	(2,964)

Net cash provided by operating activities	(4,425)	(3,892)	(4,016)

Free Cash Flow	$(477)	$7,687	$24,739

Commitments and Contingencies

We have obligations under operating leases, primarily for vacation properties and our corporate headquarters. The leases require us to pay taxes, insurance, utilities, and maintenance costs. See Note 9 to our consolidated financial statements for the years ended December 31, 2021 included elsewhere in this current report.

Future minimum annual commitments under these operating leases are as follows:

Years Ending December 31	Amount
(in thousands)
2022	$69,329
2023	58,744
2024	37,850
2025	28,203
2026	20,345
Thereafter	25,716

Total	$240,187

Our credit facility, which had a balance of $14 million and $13 million as of December 31, 2020 and 2021, respectively, matures in October 2023.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon the Inspirato consolidated financial statements included elsewhere in this current report, which have been prepared in accordance with GAAP. Our significant accounting policies and estimates are more fully described in Note 2 to the Inspirato consolidated financial statements for the year ended December 31, 2021. Certain of our accounting estimates are particularly important to our financial position and results of operations and require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. We evaluate our estimates on an ongoing basis. Estimates are based on, among other things, historical experience, terms of existing contracts, our observance of trends in the travel industry and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies that involve significant estimates and judgments of management include the following:

Revenue Recognition

The Company recognizes revenue from monthly or annual subscription fees over the time. The Company has determined that enrollment fees for subscriptions that are not substantive do not provide a material right to customers. These enrollment fees are recognized upon receipt. Certain legacy subscriptions included substantive upfront enrollment fees. These enrollment fees may have entitled the subscriber to annual dues, travel or other perks. The value of those services, estimated based on their stand-alone selling price, were deferred and recognized when those services are provided. The remaining revenue is recognized on a straight-line basis over the expected average life of these subscription types. The average estimated life of these subscriptions is five years. The option to renew is considered a material right of the customer and is treated herein as an additional performance obligation.

The calculation of the expected average life of subscriptions with substantive upfront enrollment fees is a critical estimate in the recognition of revenue associated with enrollment fees. The calculation includes certain management judgments and projections regarding the estimated period that customers are expected to remain subscribers and continue to benefit from these subscriptions along with annual renewal rates for these subscriptions. Management relies on multiple metrics to determine the average customer life. These include historical average renewal and attrition rates, expected future renewal rates, and other qualitative measures obtained through market research. The Company review its estimates and assumptions with regard to the average customer life based on the Company’s projections and historical experience on an annual basis. For each of the three years ended December 31, 2021, the expected average life of subscriptions with substantive upfront enrollment fees was five years.

Revenue from travel is recognized when performance obligations are met, generally over the period of the stay.

Goodwill

Goodwill is not amortized, but rather is assessed annually for impairment in the fourth quarter and when events and circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value. We have determined that the Company has one reporting unit. The impairment test requires that the Company first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, the Company then performs a quantitative impairment test. Otherwise, the quantitative impairment test is not required. Under the quantitative impairment test, the Company would compare the estimated fair value of each reporting unit to its carrying value. The Company determined based on the qualitative assessments that it is not more likely than not that the fair value of the Company’s reporting unit is less than its carrying value, therefore no quantitative impairment tests were performed at December 31, 2020 and 2021 and no goodwill impairment charges were recognized in each of the three years ended December 31, 2021.

Equity-based compensation

The Company accounts for equity-based payments in accordance with GAAP for all transactions in which an entity exchanges its equity instruments for goods or services, which generally requires us to measure the cost of employee services received in exchange for an award of equity instruments in earnings based on the fair value and vesting provisions of the award on the date of grant. Forfeitures are accounted for as they occur by reversing the expense previously recognized in the period of the forfeiture.

Capitalized Software

Direct costs incurred in the development of internal-use software products are capitalized once the preliminary project stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose is probable. We cease capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three years.

Internal Controls Over Financial Reporting

The Company has identified and is currently working to remediate material weaknesses in internal control over financial reporting related to its financial closing and reporting process and to its information technology general controls (“ITGCs”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management has concluded that the material weaknesses in its internal control over financial reporting are due to the fact that Inspirato has lacked sufficient number of personnel with the appropriate level of knowledge and experience in the application of GAAP, including the application of new accounting standards, and in the design and implementation of internal controls and has not had the necessary business processes and related internal controls. The material weakness relating to ITGCs are due to a lack of the design and implementation of certain ITGCs related to Inspirato’s financial applications and data being adequately restricted. To remediate these material weaknesses, Inspirato has hired personnel with appropriate levels of knowledge and also engaged third-party consultants and is developing formal policies and procedures over its financial closing and reporting processes and ITGCs. We believe these measures will remediate the material weaknesses identified. The Company is committed to continuing to improve its internal control over financial reporting and will continue to review and improve its internal control over financial reporting controls and ITGCs.

Recently Issued Accounting Standards

For further information on recent accounting pronouncements, see Note 2 to Inspirato’s consolidated financial statements included elsewhere in this current report.

Quantitative and Qualitative Disclosures About Market Risk

Our principal market risks are our exposure to interest rates and commodity risks.

Interest Rate Risk

We are exposed to interest rate risk primarily related to our outstanding debt. Changes in interest rates affect the interest earned on its total cash as well as interest paid on its debt.

We have not been exposed to, nor anticipate exposure to, material risks due to changes in interest rates. A hypothetical 100 basis points increase or decrease in interest rates would not have had a material impact on our consolidated financial statements as of December 31, 2021.

Foreign Currency Risk

We are exposed to foreign currency risk related expenditures that we incur in foreign countries. Many of our leases, which are the most significant component of operating costs in foreign countries are denominated in U.S. dollars and thus do not result in foreign currency risk. In the year ended December 31, 2021, our expenditures included approximately $9.4 million in foreign currencies, primarily in Mexican Pesos and Euros. A hypothetical 100 basis points increase or decrease in the value of the U.S. dollar relative to the Mexican Peso and Euro would not have had a material impact on our consolidated financial statements for the year ended December 31, 2021.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of Thayer and Inspirato adjusted to give effect to the Business Combination, PIPE Investment and the other related events contemplated by the Business Combination Agreement (the “Transactions”). Unless otherwise indicated or the context otherwise requires, references to the “Combined Company” refer to Inspirato Incorporated and its consolidated subsidiaries after giving effect to the Transactions. Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Amendment No. 1.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 gives pro forma effect to the Transactions as if they were consummated on December 31, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 gives pro forma effect to the Transactions as if they were consummated on January 1, 2021.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read in conjunction with, the following:

•	Thayer’s audited financial statements and related notes as of and for the year ended December 31, 2021 included in Thayer’s Form 10-K filed with the SEC on February 9, 2022.

•	Inspirato’s audited financial statements and related notes as of and for the year ended December 31, 2021, a copy of which is attached as Exhibit 99.1 to this Amendment No. 1.

•	Thayer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of Thayer’s Form 10-K filed with the SEC on February 9, 2022.

•	Inspirato’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included at Exhibit 99.2 to this Amendment No. 1.

Certain direct and incremental costs related to the Business Combination will be recorded as a reduction against additional-paid-in-capital, consistent with the accounting for reverse recapitalizations. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination.

The unaudited condensed combined pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain estimates and assumptions. These estimates and assumptions are based on information available as of the dates of these unaudited pro forma condensed combined financial statements and may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material.

The following describes the above entities:

Thayer

Thayer was a blank check company formed under the laws of the State of Delaware on July 31, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, or initial business combination. Thayer generated no operating revenues to date and did not expect to generate operating revenues until the consummation of an initial business combination.

Inspirato

Inspirato is a subscription-based luxury travel company that provides unique solutions for (i) affluent travelers seeking superior service and certainty across a wide variety of accommodations and experiences and (ii) hospitality suppliers who want to solve pain points that include monetizing excess inventory and efficiently outsourcing the hassle involved in managing rental properties.

For travelers, Inspirato offers access to a diverse portfolio of curated luxury vacation options that, as of December 31, 2021, included over 425 private luxury vacation homes available exclusively to its subscribers, and accommodations at over 420 luxury hotel and resort partners in more than 230 destinations around the world. Inspirato’s portfolio also includes Inspirato Only, featuring one-of-a-kind luxury safaris, cruises, and other experiences, and Bespoke, which offers custom-designed “bucket list” itineraries. Every Inspirato trip comes with Inspirato’s personalized service envelope — including pre-trip planning, on-site concierge, and daily housekeeping — designed to meet the needs of affluent travelers and drive exceptional customer satisfaction.

Description of the Business Combination

On February 11, 2022 Inspirato consummated the previously announced business combination (the “Closing”) pursuant to that Business Combination Agreement, dated as of June 30, 2021 (as amended, the “Business Combination Agreement”), by and among Thayer Ventures Acquisition Corporation, a Delaware corporation (“Thayer”), Passport Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 1”), Passport Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 2”), Passport Merger Sub III Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 3” and together with Blocker Merger Sub 1 and Blocker Merger Sub 2, and any blocker merger sub that became a party to the Business Combination Agreement by executing a joinder thereto, the “Blocker Merger Subs”, and together with the Company Merger Sub, the “Merger Subs”), KPCB Investment I, Inc., a Delaware corporation (“KPCB Blocker”), Inspirato Group, Inc., a Delaware corporation (“IVP Blocker”), W Capital Partners III IBC, Inc., a Delaware corporation (“W Capital Blocker”, and together with KPCB Blocker and the IVP Blocker and any Non-Party Blocker, the “Blockers”), Passport Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), and Inspirato LLC. Pursuant to the Business Combination Agreement (i) KPCB Blocker merged with and into Blocker Merger Sub 1, with Blocker Merger Sub 1 as the surviving company and wholly-owned subsidiary of Thayer (the “KPCB Blocker Merger”), (ii) IVP Blocker merged with and into Blocker Merger Sub 2, with Blocker Merger Sub 2 as the surviving company and wholly-owned subsidiary of Thayer (the “IVP Blocker Merger”), (iii) W Capital Blocker merged with and into Blocker Merger Sub 3, with Blocker Merger Sub 3 as the surviving company and wholly-owned subsidiary of Thayer (the “W Capital Blocker Merger,” and together with the KPCB Blocker Merger and the IVP Blocker Merger and the mergers involving the Non-Party Blockers, the “Blocker Mergers”) and (iv) immediately following the Blocker Mergers, Company Merger Sub merged with and into Inspirato LLC, with Inspirato LLC as the surviving company, resulting in Inspirato LLC becoming a subsidiary of Thayer (together with the Blocker Mergers and the other transactions related thereto, the “Business Combination”). The Business Combination was approved by Thayer’s stockholders at a meeting held on February 8, 2022. In connection with the Closing, among other things, Thayer changed its name to “Inspirato Incorporated”.

Upon the Closing, Inspirato Incorporated’s Class A Common Stock was listed on Nasdaq and trades under the ticker symbol “ISPO.” As Inspirato’s current management team and business operations comprise Inspirato Incorporated’s management and operations, Inspirato Incorporated has and continues to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Inspirato Incorporated expects it will incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Prior to the Closing, the units representing equity interests in Inspirato were held by (i) Blockers, which are corporations (or entities treated as corporations for U.S. federal tax purposes) that are affiliated with certain institutional investors, and (ii) other Members of Inspirato (the “Continuing Inspirato Members”), which consist of entities and individuals, including members of management and other employees of Inspirato or its subsidiaries.

Following the completion of the Business Combination, as described above, Inspirato Incorporated’s organizational structure is what is commonly referred to as an umbrella partnership corporation (or UP-C) structure, which is often used by entities classified as a partnership for U.S. federal income tax purposes, such as Inspirato, undertaking an initial public offering. This organizational structure allows the Continuing Inspirato Members to retain their equity ownership in Inspirato in the form of New Common Units issued pursuant to the Business Combination. Each Continuing Inspirato Member also holds a number of shares of Inspirato Class V Common Stock equal to the number of New Common Units held by such Continuing Inspirato Members, which have no economic value, but which entitle the holder thereof to one (1) vote per share at any meeting of the stockholders of Inspirato. Those institutional investors in Inspirato who, prior to the Business Combination, held Inspirato Units through a Blocker, by contrast, hold their equity ownership in Inspirato in the form of Inspirato Class A Common Stock. This structure allows the Continuing Inspirato Members to continue to realize the tax benefits associated with their ownership in an entity that is treated as a partnership for U.S. federal income tax purposes, as well as to provide potential future tax benefits to Inspirato (85% of which the Continuing Inspirato Members will benefit from pursuant to the Tax Receivable Agreement), which are expected to arise when the Continuing Inspirato Members ultimately exchange their New Common Units and Inspirato Class V Common Stock for shares of Inspirato Class A Common Stock. Because the New Common Units are issued by Inspirato and not Inspirato, the New Common Units could be entitled to different after-tax economics on a per unit basis compared to the Inspirato Class A Common Stock on a per share basis (for example, as a result of Inspirato being subject to corporate income tax, and the potential that holders of New Common Units will receive distributions, including tax distributions, directly from Inspirato but Inspirato may not make corresponding distributions to the holders of Inspirato Class A Common Stock).

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with the U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Thayer will be treated as the “acquired” company for accounting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, the unitholders of Inspirato have a majority of the voting power of Inspirato Incorporated and Inspirato LLC’s operations comprise all of the ongoing operations of Inspirato Incorporated. Inspirato LLC is managed by a seven-person board of managers designated by Inspirato Incorporated and the other Members holding outstanding vested New Common Units. Accordingly, the financial statements will reflect the net assets of Thayer and Inspirato at historical cost with no goodwill or other intangible assets recognized.

Basis of Pro Forma Presentation

In accordance with Article 11 of Regulation S-X, pro forma adjustments to the combined historical financial information of Thayer and Inspirato give effect to transaction accounting adjustments that (1) depict in the pro forma condensed combined balance sheet, the accounting for the Transactions required by GAAP, and (2) depict in the pro forma condensed combined statement of operations, the effects of the pro forma balance sheet adjustments, assuming those adjustments were made as of the beginning of the fiscal year presented. The pro forma condensed combined financial information does not give effect to any management adjustments or any synergies, operating efficiencies, or other benefits that may result from consummation of the Transactions. In addition, as (i) Thayer and Inspirato have not had any historical relationship prior to the Transactions and (ii) there is no historical activity with respect to Merger Subs, preparation of the accompanying pro forma financial information did not require any adjustments with respect to such activities.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this current report. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information has been presented to provide relevant information necessary for an understanding of the Combined Company subsequent to completion of the Transactions. Accordingly, the unaudited pro forma condensed combined financial information includes, among other things, pro forma adjustments to reflect the completion of the Business Combination, the PIPE Investment, the settlement of transaction costs that have been reported in the companies’ historical financial statements or will be incurred upon consummation of the Business Combination, and the impact of certain other associated pro forma adjustments necessary to give full effect to the Transactions.

Pursuant to the Thayer Certificate of Incorporation, Thayer provided the holders of shares of Thayer Class A Common Stock originally sold as part of the Thayer Units issued in Thayer’s IPO with the opportunity to redeem, upon the Closing, the Public Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit as of two business days prior to the Closing, in the Trust Account that holds the proceeds (including interest not previously released to Thayer to pay its income taxes or any other taxes payable) from the Thayer IPO. The unaudited pro forma condensed combined financial information has been prepared based on actual redemptions of Thayer Class A Common Stock.

The following table provides a pro forma summary of the shares of the Combined Company’s common stock as of closing on February 10, 2022 (in thousands):

	Shares	%
Thayer public shareholders	256	0%
Thayer Class B	2,748	3%

Total Thayer	3,004	3%
PIPE	8,750	8%
Inspirato LLC unitholders(1)	95,579	89%

Total Shares at Closing	107,333	100%

(1)	Excludes 9 million shares issued for profits interests which are subject to vesting.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2021

(in thousands except per share amounts)

	Thayer (Historical)	Inspirato LLC (Historical)	Pro Forma Adjustments		Combined Pro Forma
Assets
Current assets:
Cash and cash equivalents	$113	$80,233	$2,564	2a	$138,011
			87,500	2b
			(32,399)	2d
Restricted cash	—	2,720	—		2,720
Accounts receivable, net	—	2,389	—		2,389
Prepaid expenses	159	11,101	—		11,260
Prepaid subscriber travel	—	17,183	—		17,183
Accounts receivable, related parties	—	386	—		386
Other current assets	—	762	—		762
Deferred tax asset	—	—	—	2g	—

Total current assets	272	114,774	57,665		172,711
Cash and marketable securities held in Trust Account	175,992	—	(175,992)	2a	—
Property and equipment, net	—	8,695	—		8,695
Goodwill	—	21,233	—		21,233
Other long-term, assets	—	1,068	—		1,068

Total assets	$176,264	$145,770	$(118,327)		$203,707

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,971	$33,140	$—		$36,111
Accrued liabilities	1,130	6,035	—		7,165
Franchise tax payable	178	—	—		178
Deferred revenue	—	176,813	—		176,813
Deferred rent	—	457	—		457
Debt	—	13,267	—		13,267

Total current liabilities	4,279	229,712	—		233,991
Deferred underwriting fee payable	6,900	—	(6,900)	2d	—
Debt	—	—	—		—
Deferred revenue	—	14,450	—		14,450
Deferred rent	—	7,468	—		7,468
Warrants	15,484	547	—		16,031
Tax receivable agreement liability	—	—	—	2h	—

Total liabilities	26,663	252,177	(6,900)		271,940
Series A-1	$—	$12,809	$(12,809)	2f	$—
Series A-2	—	5,489	(5,489)	2f	—
Series B	—	19,860	(19,860)	2f	—
Series B-1	—	15,282	(15,282)	2f	—
Series D	—	20,125	(20,125)	2f	—
Series E	—	9,719	(9,719)	2f	—
Thayer Class A Common stock: 17,250,000 shares subject to possible redemption at $10.20 per share	175,950	—	(175,950)	2a	—

Total temporary equity	175,950	83,284	(259,234)		—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—
Noncontrolling interest	—	—	(38,461)	2i	(38,461)
Combined Company Class A common stock, $0.0001 par value; 100,000,000 shares authorized; no non-redeemable shares issued or outstanding on a historical basis; 107,333,024 issued and outstanding on a pro forma basis	—	—	11	2e	11
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 issued and outstanding on a historical basis; none issued or outstanding on a pro forma basis	—	—	—		—
Series C	—	21,477	(21,477)	2f	—
Additional paid-in capital	—	—	2,522	2a	181,385
			87,500	2b
			(26,349)	2c
			(25,499)	2d
			(11)	2e
			104,761	2f
			38,461	2i
Accumulated deficit	(26,349)	(211,168)	26,349	2c	(211,168)

Total shareholders’ equity	(26,349)	(189,691)	147,807		(68,233)

Total liabilities and shareholders’ equity	$176,264	$145,770	$(118,327)		$203,707

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2021

(in thousands except per share data)

	Thayer (Historical)	Inspirato, LLC (Historical)	Pro Forma Adjustments		Combined Pro Forma
Revenue	$—	$234,747	$—		$234,747
Cost of revenue	—	152,747	—		152,747
General and administrative	5,156	50,477	3,243	3a	58,876
Franchise Tax expenses	152	—	—		152
Sales and marketing	—	27,821	—		27,821
Operations	—	26,814	—		26,814
Technology and development	—	4,914	—		4,914
Depreciation and amortization	—	2,619	—		2,619
Interest, net	(42)	635	42	3b	635
Warrant fair value (gains) losses	(388)	456	—		68
Gain on forgiveness of debt	—	(9,518)			(9,518)

Income (loss) before income taxes	(4,878)	(22,218)	(3,285)		(30,381)
Income tax expense (benefit)	—	—	(7,595)	3c	(7,595)

Net income (loss)	(4,878)	(22,218)	4,310		(22,786)
Net income (loss) attributable to noncontrolling interest	—	—	(12,844)	3d	(12,844)

Net income (loss) attributable to Inspirato Incorporated	$(4,878)	$(22,218)	$17,154		$(9,942)

Basic and diluted weighted average units		1,166
Basic and diluted loss per unit		$(19.05)
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	4,313
Basic and diluted net loss per share, Class A and Class B	$(0.23)
Weighted average shares outstanding of Class A redeemable common stock	17,250				107,333
Basic and diluted net loss per share, Class A	$(0.23)				$(0.09)

Note 1. Basis of Pro Forma Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with the U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Thayer will be treated as the “acquired” company for accounting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, the unitholders of Inspirato have a majority of the voting power of Inspirato Incorporated and Inspirato LLC’s operations comprise all of the ongoing operations of Inspirato Incorporated. Inspirato LLC is managed by a seven-person board of managers designated by Inspirato Incorporated and the other Members holding outstanding vested New Common Units. Accordingly, the financial statements will reflect the net assets of Thayer and Inspirato at historical cost with no goodwill or other intangible assets recognized. Operations prior to the Business Combination will be those of Inspirato.

The pro forma adjustments have been prepared as if the Business Combination had been consummated on December 31, 2021 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2021, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.

One-time direct and incremental transaction costs incurred prior to, or concurrent with, the consummation are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the Combined Company additional paid-in capital and are assumed to be cash settled.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Inspirato believes are reasonable under the circumstances. Inspirato believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor do they purport to project the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Thayer and Inspirato.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this report. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

There were no significant intercompany balances or transactions between Thayer and Inspirato as of the date and for the periods of these unaudited pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Thayer and Inspirato filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Thayer’s shares outstanding, assuming the Business Combination and related transactions occurred at January 1, 2021.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

a)

Reflects the reclassification of $176 million of cash and cash equivalents held in Thayer’s trust account that becomes available for transaction consideration, transaction expenses, redemption of public shares and the operating activities following the Business Combination. Approximately $173.4 million of cash and cash equivalents held in Thayer’s trust account were utilized to satisfy redemptions of Thayer Class A common stock.

b)	Reflects the gross cash proceeds from PIPE financing of 8.75 million shares of Thayer Class A common stock for $87.5 million from private investors.

c)	Reflects the elimination of Thayer’s accumulated deficit.

d)

Reflects the payment of Thayer and Inspirato’s transaction costs of $32.4 million, including deferred underwriting fees, incurred in connection with the closing of the Business Combination, of which $3.2 million will be expensed.

e)

Reflects the issuance of 105 million shares to seller at $0.0001 par value, including 9 million shares issued for profits interests which are subject to vesting, as consideration for the Business Combination.

f)

Reflects the recapitalization of Inspirato including the reclassification of temporary and permanent member’s equity to common stock and additional paid in capital. This presentation does not account for the Sponsor’s agreement to purchase 490,197 shares of Inspirato Class A Stock for $10.20 per share for aggregate proceeds of approximately $5.0 million, in a private placement or the potential forfeiture of an additional 1.0 million shares of Thayer Class B Stock (which became 1.0 million shares of Inspirato Class A Common Stock upon the Closing) in the event such private placement does not occur within the 60-day period following the Closing pursuant to Inspirato LLCs waiver of the minimum cash condition contained in the Business Combination Agreement.

g)

Represents adjustments to reflect applicable deferred tax assets. The Combined Company’s deferred tax assets are not more likely than not expected to be realized in accordance with ASC 740—Income Taxes. As such, the Combined Company has reduced the full carrying amount of the deferred tax assets with a valuation allowance. The deferred taxes are primarily related to the tax basis step up of the Combined Company’s investment in Inspirato LLC, and the Combined Companies’ net loss tax effected at a constant federal income tax rate of 21.0% and a state tax rate of 4%.

h)

Upon the completion of the Transaction, the Combined Company will be a party to the Tax Receivable Agreement. Under the terms of the Tax Receivable Agreement, the Combined Company will be required to pay to certain parties to the agreement 85% of the tax savings that it is deemed to realize in certain circumstances as a result of certain tax attributes that exist following the Transaction and that are created thereafter, including as a result of payments made under the Tax Receivable Agreement. The Combined Company does not expect to record net deferred tax assets related to the tax basis adjustments associated with the exchange of Units in Inspirato as those deferred tax assets are not more likely than not expected to be realized in accordance with ASC 740—Income Taxes. Accordingly, the Combined Company has not recorded a liability related to the Tax Receivable Agreement as of December 31, 2021, as the liability is not considered to be probable in accordance with ASC 450—Contingencies.

i)	Noncontrolling interest ownership of 56.4% represents ownership of Inspirato LLC to be held by Continuing Inspirato Members.

Note 3. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

a)	Reflects Thayer’s and Inspirato’s transaction costs to be expensed of $3.2 million.

b)	Represents the elimination of interest income on Thayer’s trust account of $42 thousand and $1 thousand for the years ended December 31, 2021 and 2020, respectively.

c)

Following the transaction, Inspirato will be subject to U.S. federal income taxes as well as state and local taxes, estimated at 25%. Also, there is not expected to be a material change to the aforementioned tax benefit nor liability related to the Tax Receivable Agreement.

d)	Represents net loss attributable to noncontrolling interest ownership of 56.4%.

Note 4. Net loss per share

Pro Forma Weighted Average Shares (Basic and Diluted)

The following pro forma weighted average shares calculation has been performed for the year ended December 31, 2021. The unaudited condensed combined pro forma net loss per share, basic and diluted, is computed by dividing loss by the weighted-average number of shares of common stock outstanding during the period.

Prior to the Business Combination, Thayer had two classes of shares: Class A shares and Class B shares. The Class B shares were held by the Sponsor. In connection with the closing of the Business Combination, each currently issued and outstanding share of Thayer Class B common stock not forfeited, was automatically converted on a one-for-one basis, into shares of Thayer Class A common stock. Immediately thereafter, each currently issued and outstanding share of Class A common stock was automatically converted on a one-for-one basis into shares of the Combined Company.

Thayer had 8.6 million outstanding public warrants sold during the initial public offering and 7.2 million warrants sold in a private placement to purchase an aggregate of 0.9 million Class A shares simultaneous to the initial public offering. The warrants were exercisable at $11.50 per share amounts which exceeded the market price of Thayer’s Class A common stock on the transaction date. In connection with the closing of the Business Combination, these warrants became exercisable for one share each of Inspirato Class A Common Stock at a price of $11.50 per share. The warrants are considered anti-dilutive and excluded from the earnings per share calculation when the exercise price exceeds the average market value of the common stock price during the applicable period. Inspirato Options and Inspirato Profits Interests are also anti-dilutive.

As a result, pro forma diluted net loss per share is the same as pro forma basic net loss per share for the periods presented.

For the year ended
December 31, 2021
Pro forma net loss attributable to Inspirato Incorporated	$(9,942)
Basic and diluted weighted average shares outstanding	107,333
Pro forma basic and diluted loss per share	$(0.09)
Pro forma basic and diluted weighted average shares
TVAC public shareholders	256
Thayer class B	2,748

Total Thayer	3,004
Inspirato LLC unitholders	95,579
PIPE investors	8,750

Total pro forma basic weighted average shares	107,333